4/19

07022722

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gateway Gold Corp.

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

FILE NO. 82- 35017 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/19/07

GATEWAY GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2006 and 2005

AR/S
12-31-06

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditor's Report

To the Shareholders of Gateway Gold Corp.:

We have audited the balance sheet of Gateway Gold Corp. (the "Company") as at December 31, 2006 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2005, and for the year then ended, were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated March 22, 2006, except as to Note 11, which is as of March 28, 2006.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 26, 2007

Gateway Gold Corp. Statement 1

Consolidated Balance Sheets

As at 31 December
Canadian Funds

ASSETS		2006		2005
Current				
Cash	$	5,576,252	$	2,633,899
Amounts receivable		28,749		51,412
Prepaid expenses		57,476		11,893
		5,662,477		2,697,204
Reclamation Bonds		398,104		298,176
Mineral Property Costs - *Schedule (Note 4)*		23,524,755		15,831,942
Plant and Equipment *(Note 5)*		81,269		99,356
	$	29,666,605	$	18,926,678

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	72,811	$	374,847
- related parties		3,355		24,867
		76,166		399,714
Commitments *(Note 10)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		31,636,010		20,258,145
Contributed Surplus *(Note 6c)*		5,115,435		4,324,326
Deficit - *Statement 2*		(7,161,006)		(6,055,507)
		29,590,439		18,526,964
	$	29,666,605	$	18,926,678

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
____________________, Director

"James Robertson"
____________________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended 31 December
Canadian Funds

	2006	2005
Expenses (Income)		
Amortization	$ 23,287	$ 28,308
Consulting fees	1,612	52,268
Foreign exchange loss (gain)	22,067	(28,536)
General exploration	5,879	-
Management fees	107,000	222,000
Office recoveries	(48,000)	(48,000)
Office, rent and miscellaneous	101,950	90,917
Professional fees	108,751	71,137
Promotion and public relations	315,012	324,754
Salaries and wages	191,675	67,751
Stock-based compensation *(Note 6e)*	455,105	1,665,057
Stock exchange and filing fees	18,083	19,432
Telephone and facsimile	9,140	10,767
Transfer agent and shareholder information	32,133	16,482
Travel and accommodation	52,122	86,099
Loss Before the Under-Noted	1,395,816	2,578,436
Interest income	(290,317)	(133,656)
Loss for the Year	1,105,499	2,444,780
Deficit - beginning of year	6,055,507	3,610,727
Deficit - End of Year	$ 7,161,006	$ 6,055,507
Loss per Share - Basic and Diluted	$ 0.04	$ 0.11
Weighted-Average Shares Outstanding	29,387,639	21,956,692

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Consolidated Statements of Cash Flows

For the Years F-.ded 31 December
Canadian Funds

Cash Resources Provided by (Used In)	2006	2005
Operating Activities		
Loss for the year	$ (1,105,499)	$ (2,444,780)
Items not affecting cash		
Amortization	23,287	28,308
Shares issued for consulting fee	-	38,500
Stock-based compensation	455,105	1,665,057
	(627,107)	(712,915)
Net change in non-cash working capital		
Amounts receivable	22,663	10,978
Prepaid expenses	(45,583)	(6,474)
Accounts payable and accrued liabilities		
- trade	15,853	(4,392)
- related parties	(21,512)	24,867
	(655,686)	(687,936)
Investing Activities		
Reclamation bonds	(99,928)	(19,433)
Mineral property costs	(7,564,633)	(5,600,881)
Plant and equipment	(5,200)	(12,228)
	(7,669,761)	(5,632,542)
Financing Activities		
Share capital issued for cash	11,889,340	764,825
Share issuance costs	(621,540)	-
	11,267,800	764,825
Net Increase (Decrease) in Cash	2,942,353	(5,555,653)
Cash position - beginning of year	2,633,899	8,189,552
Cash Position - End of Year	$ 5,576,252	$ 2,633,899

Supplementary Disclosure of Non-Cash Investing and Financing Transactions	2006	2005
Shares issued for mineral properties	$ 264,000	$ 70,000
Shares issued for finders' fees	$ 98,332	$ -
Fair value of agents' options granted	$ 153,935	$ -
Increase (decrease) in mineral property accounts payable	$ (317,889)	$ (58,330)
Fair value of stock options exercised	$ -	$ 13,276
Stock-based compensation recorded for mineral property costs	$ 182,069	$ 142,109

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Consolidated Schedules of Mineral Property Costs

For the Years Ended 31 December

Canadian Funds

		2006		2005
Big Springs, Nevada				
Camp and general	$	206,605	$	201,346
Consulting		33,342		63,060
Drilling		2,168,653		1,859,832
Engineering		103,956		42,964
Environmental and permittin		125,447		330,520
Geochemical		150,504		318,486
Geological		381,606		435,506
Geophysical		-		4,020
Helicopters		3,866		-
Lease, licenses, and taxes		20,657		21,473
Option payments *(Notes 4a and 6b)*		88,000		23,333
Project management		50,056		62,340
Reclamation		13,294		39,211
Roadwork		29,976		21,194
Staking		2,183		5,412
Stock-based compensation *(Note 6e)*		91,036		35,527
Surveying		37,450		68,737
Transportation		79,973		102,164
		3,586,604		3,635,125
Dorsey Creek, Nevada				
Camp and general		22,352		57,877
Consulting		10,118		21,294
Drilling		351,392		461,191
Environmental and permitting		25,695		15,884
Geochemical		18,840		77,580
Geological		14,052		31,141
Geophysical		-		-
Helicopters		1,205		-
Lease, licenses, and taxes		15,417		16,647
Project management		-		12,347
Reclamation		1,272		48,589
Report preparation		-		-
Roadwork		-		53,217
Stock-based compensation *(Note 6e)*		18,207		35,529
Surveying		3,469		11,182
Transportation		4,138		21,499
		486,157		863,977
Golden Dome, Nevada				
Camp and general		154,941		54,982
Consulting		16,423		5,507
Drilling		2,280,830		603,734
Environmental and permitting		111,318		22,243
Geochemical		177,341		53,386
Geological		60,979		27,927
Helicopters		5,218		-
Lease, licenses, and taxes		59,425		45,179
Option payments *(Notes 4a and 6b)*		88,000		23,333
Project management		47,950		19,976
Reclamation		6,647		1,999
Roadwork		28,331		6,081
Staking		39,539		46,416
Stock-based compensation *(Note 6e)*		45,518		35,526
Surveying		45,861		11,828
Transportation		26,125		11,503
		3,[illegible]94,446		969,620
Balances Carried Forward	$	7,267,207	$	5,468,722

- See Accompanying Notes -

Gateway Gold Corp. Schedule – *Continued*

Consolidated Schedules of Mineral Property Costs

For the Years Ended 31 December
Canadian Funds

	2006	2005
Balances Brought Forward	$ 7,267,207	$ 5,468,722
Island Mountain, Nevada		
Camp and general	2,583	8,377
Consulting	-	1,496
Environmental and permitting	8,740	-
Geochemical	1,013	742
Geological	-	2,430
Lease, licenses, and taxes	8,536	24,508
Option payments *(Notes 4a and 6b)*	88,000	23,334
Reclamation	28,970	3,069
Stock-based compensation *(Note 6e)*	-	35,527
Transportation	1,560	-
	139,402	99,483
Jack Creek, Nevada		
Camp and general	-	2,218
Consulting	-	374
Environmental and permitting	-	4,973
Geochemical	-	2,870
Geological	291	12,748
Lease, licenses, and taxes	-	10,085
Project management	-	567
Reclamation	-	2,016
Staking	-	1,707
	291	37,558
Mac Ridge, Nevada		
Camp and general	7,421	15,702
Consulting	-	187
Drilling	504	-
Environmental and permitting	15,496	-
Geochemical	73,257	70,512
Geological	12,275	22,318
Lease, licenses, and taxes	20,208	18,897
Project management	-	568
Staking	1,200	10,944
Stock-based compensation *(Note 6e)*	27,308	-
Surveying	10,274	6,385
Transportation	3,160	3,384
	171,103	148,897
Carlin East, Nevada		
Camp and general	4,049	-
Lease, licenses, and taxes	42,031	-
Option payments *(Notes 4c and 11b)*	28,482	-
Staking	1,971	-
Geophysical	30,325	-
Surveying	7,007	-
Transportation	945	-
	114,810	-
Costs for the Year	7,692,813	5,754,660
Costs - beginning of year	15,831,942	10,077,282
Costs - End of Year	$ 23,524,755	$ 15,831,942

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002 as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties. Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which has been accounted for using the purchase method.

b) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

c) Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

d) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded until exercised. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. Significant Accounting Policies - *Continued*

e) Asset Retirement Obligations

The Company has adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*, which requires recognition of a liability for legal obligations relating to the retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. The liability for asset retirement obligations must be recognized at fair value in the period in which it is incurred when a reasonable estimate of fair value can be made. Such retirement costs are added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. The Company has determined that it has no asset retirement obligations at 31 December 2006.

f) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

g) Amortization

The company provides for amortization of its property, plant and equipment as follows:

- Furniture and fixtures – 20% declining balance method
- Computer equipment – 30% declining balance method
- Field equipment – 20% declining balance method
- Leasehold improvements – straight-line over the term of the lease (five years)

h) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate the fair value of stock options at the time of the grant and recognizes the related compensation expense over the vesting period.

2. Significant Accounting Policies - *Continued*

i) Foreign Exchange

The accounts of the Company's foreign operations are translated into Canadian dollars on the following basis:

- Income and expense items and exploration and development costs are translated in a manner that produces substantially the same results as would have resulted had these items been translated on the date they occurred.
- Non-monetary assets and liabilities at historical exchange rates.
- Monetary assets and liabilities (assets and liabilities whose nominal value, in terms of foreign currencies, are fixed) at the exchange rate at year-end.

All other exchange gains and losses are treated as current period items.

j) Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities. The benefits of losses available for carry-forward to future years for tax purposes are recognized to the extent that realization of such benefits is more likely than not.

k) Loss per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to calculate diluted earnings per share, which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The effect on loss per share of the Company's outstanding options and warrants is anti-dilutive and, therefore, basic and diluted loss per share amounts are the same.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bonds and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and are subject to fluctuations in foreign exchange rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is a cash payment of $10,000 (paid) and a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 31 December 2006, the Company has issued 800,000 shares. In addition, the Company must incur $70,000 in expenditures on the properties each year (incurred to date) until the share issuances are completed.

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement. During the year, the Company granted an arms length party the option to earn up to a 70% interest in the Jack Creek property by incurring US$1,000,000 in exploration expenditures before 1 March 2009.

c) During the year, the Company signed an agreement to acquire a 100% interest in mineral claims comprising the Carlin East property. At its option, the Company may earn its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

		Cash Payment U.S. Funds	Shares		Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$	25,000	-	$	-
Upon regulatory approval *(Note 11b)*		-	30,000		-
On or before 30 November 2007		50,000	40,000		250,000
On or before 30 November 2008		75,000	50,000		250,000
On or before 30 November 2009		100,000	50,000		500,000
On or before 30 November 2010		100,000	100,000		1,000,000
On or before 30 November 2011		100,000	100,000		1,000,000
	$	450,000	370,000	$	3,000,000

The property is subject to a net smelter return royalty of 2% or 3%, depending on the price of gold. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $150,000. Subject to certain conditions, should the Company confirm a resource of at least 500,000 ounces of gold on the property, it will be required to issue an additional 630,000 shares to the optionor.

4. Mineral Property Costs - *Continued*

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	Total 31 December 2006	Total 31 December 2005
Mineral Properties, Nevada, USA				
Big Springs	$ 200,024	$ 12,961,545	**$ 13,161,569**	$ 9,574,965
Dorsey Creek	-	2,438,391	**2,438,391**	1,952,234
Golden Dome	275,099	4,555,799	**4,830,898**	1,636,452
Island Mountain	209,502	2,161,628	**2,371,130**	2,231,728
Jack Creek	128,725	141,466	**270,191**	269,900
Mac Ridge	20,412	317,354	**337,766**	166,663
Carlin East	30,453	84,357	**114,810**	-
	$ 864,215	$ 22,660,540	**$ 23,524,755**	$ 15,831,942

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2006 Net Book Value	2005 Net Book Value
Furniture and fixtures	$ 87,746	$ 38,226	**$ 49,520**	$ 58,505
Computer equipment	45,663	26,412	**19,251**	24,686
Field equipment	15,399	5,938	**9,461**	11,826
Leasehold improvements	6,509	3,472	**3,037**	4,339
	$ 155,317	$ 74,048	**$ 81,269**	$ 99,356

6. Share Capital

Details are as follows:

a) Authorized share capital consists of an unlimited number of common shares without par value.

b) Issued and outstanding:

	31 December 2006		31 December 2005	
	Number	Amount	Number	Amount
Balance - beginning of year	22,696,032	$ 20,258,145	20,916,383	$ 19,371,544
Issued and fully paid:				
Private placement - brokered	4,000,000	5,000,000	-	-
Private placement - non-brokered	5,511,472	6,889,340	-	-
Units issued for finders' fees	78,666	98,332	-	-
Share issuance costs	-	(873,807)	-	-
Exercise of warrants	-	-	1,494,649	747,325
Exercise of options	-	-	50,000	17,500
Property shares *(Note 4a)*	200,000	264,000	200,000	70,000
Shares issued for consulting fee	-	-	35,000	38,500
Fair value of stock options exercised *(Note 6e)*	-	-	-	13,276
Balance - end of year	32,486,170	$ 31,636,010	22,696,032	$ 20,258,145

6. Share Capital - *Continued*

During the year, the Company raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totalling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. In addition to corporate finance fees, legal costs and filing fees, the Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. The Company also issued 78,666 Units (fair value $98,332) as finder's fees. Portions of the private placements were issued as special warrants, which were converted without further consideration into Units upon shareholder approval at the Company's annual general meeting. The fair value of the agents' options has been estimated at $153,935 using the Black-Scholes Option-Pricing Model with a risk-free rate of 4.16%, an expected stock price volatility of 67.86%, and an expected life of the options of one year.

c) Contributed Surplus

Details are as follows:

	2006	2005
Balance - beginning of year	$ 4,324,326	$ 2,530,436
Stock-based compensation *(Note 6e)*	637,174	1,807,166
Fair value of agents' options granted *(Note 6b)*	153,935	-
Fair value of stock options exercised in year *(Note 6e)*	-	(13,276)
Balance - end of year	$ 5,115,435	$ 4,324,326

d) Stock Options

Details of stock option activities are as follows:

	2006	2005
Balance - beginning of year	3,512,250	3,462,250
Granted	845,000	100,000
Exercised	-	(50,000)
Balance - end of year	4,357,250	3,512,250

At 31 December, the Company had stock options outstanding as follows:

	Grant Date	2006	2005	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	100,000	100,000	$ 0.35	17 June 2008
Director	26 March 2003	90,000	90,000	$ 0.35	17 June 2008
Directors, officers, employees	30 July 2003	172,250	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	195,000	$ 2.12	30 June 2009
Directors, officers, employees	15 July 2004	1,000,000	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	75,000	$ 1.35	9 November 2009
Consultant	19 January 2005	50,000	50,000	$ 1.50	19 January 2010
Consultant	11 August 2005	50,000	50,000	$ 1.31	11 August 2010
Employees and consultants	28 February 2006	680,000	-	$ 1.49	28 February 2011
Directors, officers, employees	30 May 2006	165,000	-	$ 1.40	30 May 2011
		4,357,250	3,512,250		

6. **Share Capital** - *Continued*

d) **Stock Options-** *Continued*

The outstanding options have a weighted-average exercise price of $1.52 and the weighted-average remaining life of the options is 2.44 years. As at 31 December 2006, 3,901,625 (2005 – 3,171,625) of these options have vested.

e) **Stock-Based Compensation**

For the years ended 31 December, the Company has issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

		2006		2005
Total options granted		**845,000**		100,000
Average exercise price	**$**	**1.47**	$	1.41
Estimated fair value of compensation	**$**	**948,547**	$	106,612
Estimated fair value per option	**$**	**1.12**	$	1.07

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**3.84%**	3.51%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100%**	100%
Expected option life in years	**5.00**	5.00

The company has recorded stock-based compensation for the options that vested during the year as follows:

		2006		2005
Number of options vested in year		**730,000**		1,048,750
Stock-based compensation expense	**$**	**455,105**	$	1,665,057
Capitalized to mineral properties		**182,069**		142,109
Total compensation recognized for the year		**637,174**		1,807,166
Transfer to share capital – options exercised *(i)*		**-**		(13,276)
Net addition to contributed surplus for the year	**$**	**637,174**	$	1,793,890

(i) During the year, employees and consultants exercised Nil (2005 – 50,000) options for which the related fair value has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

6. Share Capital - *Continued*

f) Warrants

Details of share purchase warrant activities are as follows:

	2006	2005
Balance - beginning of year	-	3,699,940
Issued	**5,215,069**	-
Exercised	-	(1,494,649)
Forfeited	-	(2,205,291)
Balance - end of year	**5,215,069**	-

At 31 December, the Company had share purchase warrants outstanding to purchase common shares as follows:

2006	2005	Exercise Price	Expiry Date
2,755,736	-	$ 1.60	10 April 2007
39,333	-	$ 1.60	10 April 2007
2,000,000	-	$ 1.60	21 April 2007
280,000	-	$ 1.25	28 April 2007
140,000	-	$ 1.60	21 April 2007
5,215,069	-		

7. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

a) During the year, the Company paid or accrued $222,000 (2005 - $222,000) in management fees to directors and companies controlled by directors.

b) During the year, the Company paid or accrued $117,034 (2005 - $25,209) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

c) During the year, the Company paid or accrued $2,075 (2005 - $2,000) in consulting fees to parties related to directors.

d) During the year, the Company received $48,000 (2005 - $48,000) in office rent and expense recoveries from a Company with directors in common.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company operates in Canada and the United States and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2006	2005
Loss before income taxes for accounting purposes	$ (1,105,499)	$ (2,444,780)
Adjustments for differences between accounting and taxable income:		
Amortization	19,168	25,379
Stock-based compensation	455,105	1,665,057
Non-deductible and other items	(345,987)	(181,953)
Consolidated loss for tax purposes	(977,213)	(936,297)
Tax rate	34.1%	35.6%
Expected tax recovery for the year	(333,230)	(333,322)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	46	472
Current valuation allowance	333,184	332,850
Tax recovery for the year	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31 are as follows:

	2006	2005
Non-capital loss carry-forwards	$ 2,381,743	$ 1,323,482
Mineral property expenditures	6,183,853	4,194,352
Property, plant and equipment	45,607	45,268
Other	263,575	167,466
	8,874,778	5,730,568
Valuation allowance	(8,874,778)	(5,730,568)
	$ -	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2009 and 2016 while the Canadian exploration expenditures may be carried forward indefinitely. The losses and exploration expenditures available to the Company in the U.S. begin to expire in 2022.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. The breakdown by geographic region is as follows:

31 December 2006	Canada	United States	Consolidated
Segment revenue	$ -	$ -	$ -
Segment operating income (loss)	$ (1,094,169)	$ (11,330)	$ (1,105,499)
Capital expenditures	$ 5,200	$ 7,692,813	$ 7,698,013
Identifiable assets	$ 5,417,071	$ 24,249,534	$ 29,666,605

31 December 2005	Canada	United States	Consolidated
Segment revenue	$ -	$ -	$ -
Segment operating income (loss)	$ (2,411,835)	$ (32,945)	$ (2,444,780)
Capital expenditures	$ 3,072	$ 5,763,816	$ 5,766,888
Identifiable assets	$ 2,605,064	$ 16,321,614	$ 18,926,678

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises. Minimum future annual lease payments (based on 2006 operating costs) are as follows:

Fiscal Year	Amount
2007	$ 70,657
2008	73,573
2009	25,010
	$ 169,240

b) The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

11. Subsequent Events

Subsequent to 31 December 2006, the Company:

a) Issued 190,000 shares from treasury upon the exercise of stock options for cash proceeds of $66,500;
b) Issued 30,000 shares from treasury upon receiving regulatory approval of the Carlin East property agreement *(Note 4c)*.

Gateway Gold Corp.
Annual Management Discussion and Analysis
For the Year Ended December 31, 2006

Dated March 29, 2007

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied. Additional information can be found on SEDAR at www.sedar.com.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement (the "Big Springs" agreement) for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The Big Springs agreement requires the Company to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. The Company has met all expenditure requirements to date, and has issued 800,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. Parts of the Mac Ridge and Dorsey Creek properties lie within the areas of interest under the Big Springs agreement.

During the year, the Company signed an agreement whereby it was granted the option to acquire a 100% interest in the Carlin East property. The Company has paid US$25,000 and issued 30,000 shares to the optionor. To earn its interest, the Company must make additional cash payments of US$425,000, issue an additional 340,000 shares, and incur exploration expenditures of US$3,000,000 over the next five years. The property is subject to a net smelter return royalty of 2% or 3%, depending on the price of gold. The agreement also provides that, subject to certain conditions, should the Company confirm a resource of at least 500,000 ounces of gold on the property, it will be required to issue an additional 630,000 shares to the optionor.

The Company raised gross proceeds of $11,889,340 during the year by way of brokered and non-brokered private placements totaling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant, each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. The Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. In addition, the Company issued 78,666 Units (fair value $98,332) as finder's fees.

MINERAL EXPLORATION

On the **Big Springs** property, drilling in 2004 and 2005 encountered significant gold intersections with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton ("opt") or 3.40 grams of gold per tonne ("g/t") to 1.28 opt or 43.52 g/t. These intercepts, taken in conjunction with previous intersections from the 2003 program, demonstrated that the mineralized zones have continuity and that the grades are in a range that could be potentially economic.

In January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial resource estimate for the Big Springs, Mac Ridge, and Dorsey Creek projects. The resource estimate was based on the Company's drill hole database and on a database of nearly 2,000 holes acquired from AngloGold North America and its predecessors who were the previous operators.

The results of this estimate are considered to be in the inferred category and are summarized in the following table:

Table 1-1 **Summary of Inferred Resources - Big Springs**

Cutoff Grade Opt Gold	Total Tons	Average Grade (opt)	Average Grade (g/t)	Contained Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

The "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006 is available on SEDAR and at the Company's website.

At the **Big Springs** property, the 2006 drill program was designed to test for extensions of the known gold zones and to increase the confidence levels in the resource.

Nineteen holes totaling 11,523 feet (3,512 metres) were drilled in 2006 of which two were terminated before completion due to technical difficulties. Of the seventeen holes that were completed to target depth, thirteen of those report one or more intervals grading 1.0 g/t or greater over a minimum drilled intercept of 5 feet. Gold grades range from 1.01 g/t to 7.13 g/t over drilled intervals ranging from 5 feet to 75 feet. Ten of the thirteen holes have multiple mineralized intervals.

Late in the 2005 program at Big Springs, a hole drilled below the former South Sammy open pit intersected Lower Plate rocks at depth. This was a significant discovery in that rocks that comprise the Lower Plate host the largest gold deposits in Nevada and are the primary host rocks for the Jerritt Canyon deposits, 10 miles to the south of the Company's project area.

The 2006 program had initially planned to drill two holes to test the Lower Plate target under the South Sammy pit area. The first hole targeted the projected intersection of the Brien's fault, a major northeast trending structural zone that controlled the distribution of gold mined in the South Sammy area, and the Lower Plate rocks. The second hole, approximately 1,600 feet north of the first, targeted the intersection of the northwest trending SWX fault and Brien's fault at the Lower Plate contact. Both holes intersected Lower Plate rocks; however, due to deviations in the hole and in the dip of the Brien's fault, the holes intersected the Lower Plate approximately 600 feet east of the targeted area.

Two additional holes were then drilled from the same drill sites as the initial two holes. Both holes intersected the targeted area of Lower Plate as planned. The Lower Plate rocks in the target area are well altered and carry moderate to high amounts of pyrite, with anomalous amounts of gold.

The **Golden Dome** property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, and three holes were drilled in 2005 to further evaluate the targets. All three holes encountered Lower Plate rocks beginning approximately 400 metres below surface. One hole encountered a mineralized interval in Lower Plate rocks grading 0.039 opt gold (1.33 g/t) over 25 feet. Lower Plate rocks are the hosts for ore bodies at nearby Jerritt Canyon and other major gold deposits in Nevada including those in the Cortez trend. The occurrence of Lower plate rocks was not previously known at Golden Dome and their discovery greatly enhances the gold potential for the property.

Eleven holes were drilled in 2006 to test for the presence of Lower Plate rocks. Lower Plate rocks were intersected in all holes completed to target depth. In addition, all of the holes contain strongly anomalous gold and arsenic values within structural zones in the Upper Plate rocks. These results are considered highly encouraging in that they may reflect leakage from a Carlin style gold deposit at depth.

The **Mac Ridge** property lies immediately east of the Big Springs claim group and was the location of the first mining in the Big Springs area from a small pit near the top of the ridge.

One of the most exciting developments for the Company in 2005 was the discovery of significant gold at surface in Lower Plate rocks at the Lower Mac prospect. The prospect is approximately 1,500 metres east of the former Mac Ridge pit. The gold-bearing outcrop was discovered by prospecting within gold-in-soil geochemical anomalies.

Follow-up work carried out during the 2006 program comprised geological mapping, soil and rock sampling and hand trenching. The geologic mapping established the presence of a thick section of the Hanson 2 Formation over a distance of at least 5,000 feet. The Hanson 2 Formation is part of the Lower Plate rocks and is the principal host for the gold deposits in the Jerritt Canyon district.

Results from the 2006 soil geochemical sampling produced several new gold-in-soil anomalies. Prospecting within these anomalies discovered two new altered outcrops of Lower Plate rocks, which have been sampled. Assays are pending on these samples.

Four trenches were hand-dug within two of the gold-in-soil anomalies. The first trench returned an average of 2.16 g/t (0.063 opt) over 60 feet. The second trench, 900 feet to the northwest of the first trench, returned 0.438 g/t gold over 25 feet including 5 feet at 1.1 g/t. Trench 3 returned 1.79 g/t over 25 and Trench 4 had 0.98 g/t over 10 feet.

In 2006, the Company acquired the **Carlin East** ("CE") property located in Nevada's Carlin Trend, arguably one of the most prolific gold districts in the world. The property comprises 108 claims and lies about 5 kilometres east of the Betze-Post deposit. The acquisition was based on compelling technical data suggesting that the CE property is underlain at prospective depths by permissive Lower Plate rocks. Lower Plate rocks host most of the major gold deposits in the Carlin Trend.

The key technical elements that led to the acquisition are the presence of gravity anomalies, favourable structural projections and hydrothermal alteration. Gravity surveys are used extensively in Nevada to help delineate the location of Lower Plate rocks under cover. The presence of a gravity anomaly suggests that Lower Plate rocks may lie close to the surface. A major gravity high, which underlies the original Carlin deposit, the West Leeville deposit and several others, projects northeasterly through the CE property. Northeast trending structures that control mineralization at the West Leeville and several other deposits, also project onto the CE property where they intersect the projected hinge line of an anticline which is parallel to the anticline situated over the centre of the Carlin trend. Field inspection of several of these structures on the CE property confirms that these structures exhibit intense hydrothermal alteration. In late 2006, a ground-based gravity survey was completed over part of the property before being terminated due to weather conditions.

At the **Dorsey Creek** property, located 3 kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004 and during 2005. Six of the twelve holes drilled in the two programs encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades encountered to date are not potentially economic but confirm that the large gold system identified by surface work continues to depth. One deep drill hole was completed in 2006, with inconclusive gold results and further work in under consideration.

The **Jack Creek** property originally comprised some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling indicated several areas of potential interest. Surface investigation of these areas was carried out during the 2005 summer program and as a result the claim block was reduced to 53 claims in size. The company has entered into an option agreement whereby the optionees may earn up to a 70% interest in the property by incurring US$1,000,000 in exploration expenditures before March 1, 2009. The optionees are planning a detailed mapping program over the claims followed by a deep drilling campaign in 2007.

The **Island Mountain** property is a low grade, gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 opt. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The company is considering various options regarding the property including carrying out further work in joint venture with a partner.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

SELECTED ANNUAL INFORMATION

Financial Data for Last Three Fiscal Years			
Fiscal Year Ended December 31	2006	2005	2004
Total revenues	$Nil	$Nil	$Nil
Loss for the year	$1,105,499	$2,444,780	$2,555,521
Weighted average number of shares outstanding	29,387,639	21,956,692	18,333,540
Loss per share	$0.04	$0.11	$0.14
Cash and cash equivalents	$5,576,252	$2,633,899	$8,189,552
Current assets	$5,662,477	$2,697,204	$8,257,361
Non-current assets	$24,004,128	$16,229,474	$10,471,461
Total assets	$29,666,605	$18,926,678	$18,728,822
Current liabilities	$76,166	$399,714	$437,569
Total long-term financial liabilities	$Nil	$Nil	$Nil
Total shareholders' equity	$29,590,439	$18,526,964	$18,291,253
Cash dividends declared per share	$Nil	$Nil	$Nil

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$101,306	$131,291	$171,006	$246,791	$187,061	$166,489	$146,248	$279,925
Stock-based compensation	$83,079	$94,545	$107,067	$170,414	$460,888	$275,362	$265,429	$663,378
Loss for the quarter	$184,385	$225,836	$278,073	$417,205	$647,949	$441,851	$411,677	$943,303
Loss per share	$0.01	$0.01	$0.01	$0.02	$0.03	$0.02	$0.02	$0.04

Results for the Company's first quarter ending in March include the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which are not experienced in the other quarters, therefore, the loss for this quarter is traditionally higher than for the other quarters. The Company earned higher interest on excess cash on hand during fiscal 2006 than in fiscal 2005. Interest income increased in the second quarter of 2006 due to the completion of private placements that increased the Company's cash position by $11,267,800. The Company experienced lower consulting fee expense in the quarter ending December 31, 2006 due to a one-time expense incurred in the fourth quarter of 2005 that was not experienced in 2006. These factors primarily address the reduction in the loss before stock-based compensation for the quarters presented.

Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The number of options that vested was higher in the quarters ended March 2005, and December 31, 2005 than in the other quarters presented. The overall decrease in stock-based compensation over the quarters presented reflects the general reduction in stock option grants through 2005 and 2006, and the fact that options granted in fiscal 2003 and 2004, for the most part, became fully vested in 2005.

CURRENT YEAR ANALYSIS

The Company's operations during the year produced a loss of $1,105,499 or $0.04 per share, which compares with a loss of $2,444,780 or $0.11 per share for 2005. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The decrease in the loss from 2005 resulted primarily from a reduction in stock-based compensation expense along with an increase in interest income.

General and administrative expenses for the year under review were relatively consistent with those of 2005, except for stock-based compensation expense, a non-cash item, which decreased by $1,209,952 compared to the prior year amount due to the reduction in the number of options that vested during the respective years. The estimated expense attributed to the vesting of stock options totalled $455,105 for the year ended December 31, 2006 compared to $1,665,057 for the year ended December 31, 2005. Interest income of $290,317 for 2006 compares to $133,656 for 2005 reflecting the increased cash held in the current year.

During the year, the Company carried out extensive field work on its mineral properties incurring a total of $7,692,813, which includes $182,069 for stock-based compensation relating to geological and field personnel. This compares to $5,754,660 and $142,109, respectively, incurred in the prior year. Highlights of the exploration expenditures include $4,801,379 (2005 – $2,924,757) incurred for drilling and $469,203 (2005 – $532,070) incurred for geological work. A detailed breakdown of the various exploration costs by property is included in the mineral property schedule in the Company's audited financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at December 31, 2006 was $5,586,311 compared to $2,297,490 at December 31, 2005. The increase for the year of $3,288,821 results principally from the net of proceeds of $11,267,800 received from the private placements completed during the year, less the cash cost of operations of $627,107 and the cash investments in long-term assets of $7,351,872. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next two to three years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2006 operating costs) of $169,240 over the remaining term as follows:

Fiscal Year		Amount
2007	$	70,657
2008		73,573
2009		25,010
	$	169,240

The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its Big Springs property agreement, which calls for exploration expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

The Company also has mineral expenditure requirements under its Carlin East property agreement, which calls for cash payments of US$425,000 and exploration expenditures of US$3,000,000 over the next five years. During the coming fiscal year, the agreement calls for a cash payment of US$50,000 and exploration expenditures of US$250,000. In addition, the agreement calls for advance royalty payments of US$150,000 per year beginning in fiscal 2013. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at December 31, 2006, the Company had 32,486,170 (diluted – 42,088,489) common shares issued and outstanding versus 22,696,032 (diluted – 26,208,282) at December 31, 2005. The increases reflect the completion of the brokered and non-brokered private placements, which resulted in the issuance of 9,590,138 shares and 5,215,069 warrants, the issuance of 200,000 shares (fair value $264,000) under the Company's Big Springs property agreement, and the granting of 845,000 options to directors, employees and consultants of the Company.

Issued and diluted shares outstanding as at the date hereof are 32,706,170 and 42,278,489 respectively. The increase from December 31, 2006 reflects the subsequent issuance of 190,000 shares upon the exercise of stock options by consultants of the Company, and the issuance of 30,000 shares under the Carlin East property agreement (see *"Subsequent Events"*).

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

DISCUSSION OF FOURTH QUARTER RESULTS

The Company's loss during the fourth quarter was $184,385 or $0.01 per share, which compares to a loss of $647,949 or $0.03 per share during the fourth quarter of 2005. After factoring out non-cash stock-based compensation expense of $83,079 and $460,888 for 2006 and 2005 respectively, the losses were $101,306 and $187,061 for 2006 and 2005 respectively. The reduced loss for 2006 is due to a reduction in consulting fees and an increase in interest income over that experienced in 2005. Cash flows used in operating activities were $95,341 compared to $141,347 for the fourth quarter of 2005, reflecting the reduced expenses and increased interest income. Additions to the mineral properties in the fourth quarter were $2,296,529 compared to $2,010,447 in the same quarter of the prior year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2006 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the year include management fees and salaries of $222,000 ($222,000 in 2005) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These fees include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage these functions. The Company also paid $117,034 ($25,209 in 2005) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The higher legal costs for 2006 are due to the additional work required to complete the Company's brokered and non-brokered private placement financings in the year. The Company received $48,000 ($48,000 in 2005) for the provision of rent and office services to a Company related by certain directors in common.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies during the year.

AUDITOR

Due to a transaction between Staley, Okada & Partners ("Former Auditor") and PricewaterhouseCoopers, LLP ("Current Auditor"), the Audit committee appointed PricewaterhouseCoopers, LLP as the auditor of the Company effective November 15, 2006. As a result, we do not believe that any notice of change of auditor was required under National Instrument 51-102 part 4.11.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable and accrued liabilities. Cash and reclamation bonds earn interest at market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in U.S. dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company 's Board and Audit Committee. The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They are satisfied that at December 31, 2006 the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS AND PROCEDURES

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended December 31, 2006. No material weakness in the design has been identified. Management continues to review and refine its internal controls and procedures.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Company received cash proceeds of $66,500 upon the exercise of 190,000 stock options and issued 30,000 shares upon regulatory approval of the Carlin East property agreement.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this annual MD&A. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President & CEO

82-35017

ANNUAL INFORMATION FORM

of

GATEWAY GOLD CORP.

Suite 906 - 595 Howe Street
Vancouver, BC
V6C 2T5

March 28, 2007

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES

Financial Information

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of December 31, 2006 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. All references to "U.S. dollars" or to "US$" are to United States of America dollars. The exchange rate for Canadian dollars at December 31, 2006 was $1.00=US$0.86

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.

Deposit A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

diamond drill A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is covered in long cylindrical sections, an inch or more in diameter.

g/t Grams per tonne.

Grade The amount of precious metals in each tonne of ore.

indicated mineral resource That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas which are extruded upon the surface.

measured mineral resource That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

mineral resource A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineralization	Rock containing an undetermined amount of materials or metals.
National Instrument 43-101	National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects".
open-pit mine	An excavation for removing minerals which is open to the surface.
opt	Troy ounces per ton
probable mineral reserve	The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven mineral reserve	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.

ITEM 2: CORPORATE STRUCTURE

Name, Address and Incorporation

Gateway Gold Corp. (the "Company") was incorporated as Gateway Resources Ltd. on May 1, 2002 under the Company Act (British Columbia). On October 18, 2002, the name was changed from Gateway Resources Ltd. to its present name and the memorandum of the Company was amended accordingly. On September 29, 2003, the shareholders of the Company passed a special resolution to amend the authorized share capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value. On April 28, 2006, the shareholders of the Company passed another special resolution to increase the authorised share capital to an unlimited amount of common shares without par value. The Company filed transition documents with the Registrar of Companies on May 4, 2004 under the *Business Corporations Act* (British Columbia).

The Company's registered office is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, BC V7X 1J1 and its executive offices are located at Suite 906, 595 Howe Street, Vancouver, BC V6C 2T5. The Company, through its subsidiary, maintains administrative and field offices at Suite 204, Eastland Office Complex, 2681 East Parleys Way, Salt Lake City, UT USA 84109.

Intercorporate Relationships

The Company holds a 100% interest in its sole subsidiary, Gateway Gold (USA) Corp. ("Gateway USA"), a company incorporated in the State of Nevada, USA. Gateway USA holds all of the Company's mineral property assets in the state of Nevada.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Business of Gateway Gold Corp. - Three Year History

The Company, since its incorporation on May 1, 2002, has been engaged in the business of exploring and developing its principal properties located in Nevada, USA (the "Principal Properties"). with the Company holds a mining claim purchase agreement among the Company, Gateway USA, Genesis Gold Corporation ("Genesis") and Geological Services Inc. ("GSI") to purchase, through its wholly owned subsidiary, Gateway USA, a 100% interest in the Golden Dome, Big Springs and Island Mountain projects (collectively the "Original Properties"), three of the seven main projects that comprise the currently held Principal Properties. The Company also acquired by staking a further three properties, Mac Ridge, Dorsey Creek and Jack Creek, in the same general area as the Big Springs property. The Company also holds an option among the Company, Gateway USA and Genesis to acquire through Gateway USA a 100% interest in the Carlin East property located in the Carlin Trend to the west of the Company's Big Springs property. Such properties are principally being explored by the Company for gold and other precious metals. Upon completion of the Company's initial public offering (the "IPO") on June 17, 2003, the Company became listed on the TSX Venture Exchange (the "TSXV") and commenced the exploration program of geological mapping, geochemical sampling, geophysics and reverse circulation drilling on the Original Properties as recommended in 2002.

On March 3, 2004, the Company raised net proceeds of $9,517,329 pursuant to a private placement transaction, of which the Company expended approximately one half for drilling and assaying work on its Original Properties and Dorsey Creek during 2004.

On May 17, 2004, the Company announced a $6,000,000 exploration and drilling program on its Original Properties and Dorsey Creek. The objectives of this program were to establish a geological resource on the Big Springs and Island Mountain projects and to test addition exploration targets at Dorsey Creek and elsewhere. Following completion of the financing, shares of the Company were listed on the Toronto Stock Exchange (the "TSX") on June 28, 2004 under the trading symbol GTQ.

During 2004, the Company carried out its program of exploration and extensive reverse circulation and diamond core drilling and further expanded the project area by staking additional claims in the area of the Original Properties to cover the Jack Creek and Mac Ridge areas. The total area covered by the projects following this expansion is approximately 16,800 acres (6,800 ha.).

On June 29, 2005, the Company announced that work had commenced on an exploration program budgeted at $5,200,000. The objectives of this program were to continue with exploration of the Nevada properties, with an emphasis on drilling at Big Springs, to expand the mineralized zones. Additional drilling was planned for high priority targets on other properties. An integral part of the planned program was a detailed review of data contained within an extensive database purchased from AngloGold North America Inc. ("AngloGold"), the successor to the original mining company at Big Springs. These data included historic mineral resource estimates for Big Springs, that would be useful in on-going mineral resource estimation.

During 2005, the Company carried out several drilling programs, specifically on the contiguous Big Springs, Mac Ridge, Dorsey Creek and Golden Dome properties. No drilling was undertaken at either Jack Creek or Island Mountain. Additional claims were staked at Big Springs, Mac Ridge and Golden Dome, and a large portion of the Jack Creek property was dropped. The total area under the Company's control at year-end was about 16,400 acres (6,637 hectares).

Based on the work undertaken, the Company completed an independent mineral resource estimate and a technical report entitled "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Properties, Independence Mining District, Elko County, Nevada, USA" dated March 14, 2006 and preparaed by Giles R. Peatfield, Ph. D., P. Eng. and J. W. Rozelle, P.G. (the "2006 Report"), compliant with National Instrument 43-101. Subsequently, the Company completed two private placements of units to raise gross proceeds totalling $11,889,340 for further exploration activities and working capital.

During the 2006 field season, the Company carried out surface exploration, and diamond drilling and reverse circulation drilling programmes on its Big Springs, Golden Dome and Dorsey Creek properties with a total program of over 15,900 metres. The Company also entered into an option and joint venture agreement to earn an initial 50% interest in the Jack Creek property under which the optionors are required to spend a minimum of US$500,000 by March 1, 2011 to maintain the option.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is active in the business of exploration for gold in the State of Nevada. No commercially exploitable mineral deposit has yet been identified and there are significant risks associated with the Company's business. The majority of the Company's exploration and development activities to date have been focused on the Big Springs project in order to advance it to the definitive feasibility stage. During the three most recently completed fiscal years, the Company has expended $20,632,275 on exploration activities, including $11,639,325 on the Big Springs project, $1,667,880 on Island Mountain, $2,438,391 on Dorsey Creek, $4,343,502 on Golden Dome, $141,466 on Jack Creek, $317,354 on Mac Ridge and $84,357 on the Carlin East claims.

Risk Factors

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors relating to the Company's business in this Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The following risk factors apply to the business of the Company:

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have established mineral resources or proven or probable mineral reserves and the proposed programs are an exploratory search for mineral resources. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely, upon consultants and others for operating expertise. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. Depending on the price of gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage or escapement of liquids from tailings disposal areas or mine pits or excavations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current exploration activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

Inferred mineral resource estimates have been prepared and are included in this Annual Information Form. However, these are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that any mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any estimated mineral resources which have been developed that may be developed in the future should not be interpreted as assurances of mine life or of the profitability of future operations.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. There can be no assurance that mineral prices will be such that the Company's Principal Properties will be amenable to commercial development or ultimately mined at a profit. Factors beyond the control of the Company affect the marketability of any minerals discovered. Metal prices have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In particular, the supply of and demand for gold are affected by, among other factors, political events, economic conditions and production costs in major gold producing regions, and governmental or central bank policies with respect to gold holdings.

Foreign Country and Political Risk

All of the Company's property interests are located in Nevada, USA and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic issues country which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the common shares of the Company fluctuated from a high of $2.00 to a low of $0.62 within the 12-month period preceding the date of this Annual Information Form. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral claims in Nevada, USA is a detailed and time consuming process. Title to and the area of minieral claims may be disputed. While the Company has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. Title to the properties may be affected by undisclosed and undetected defects.

Currency Fluctuations

The Company's operations in the United States of America make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

Dependence On Key Management

The Company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the Company and its business. In this sense the Company has been, and continues to be, particularly reliant on Michael D. McInnis, P. Eng., the Company's Chief Executive Officer and a director. Should Mr. McInnis' involvement with the Company be curtailed for any reason in the foreseeable future, such curtailment could have a significant adverse material impact on the Company and, therefore, the price of its shares.

Mineral Projects

Information regarding the Company's properties in Nevada is contained in various news releases and the 2006 report and are available for viewing on SEDAR at www.sedar.com or on the Company's website at www.gatewaygold.com and in the following sections.

Project Description & Location

The Company's mineral properties cover seven distinct project areas (collectively the "Properties"). Six properties (referred to herein as the "Independence Range Properties") are in Elko County, Nevada, about 100 kilometres north of Elko, near the small community of Wild Horse. Of the six Independence Range Properties, four contiguous projects are Big Springs, Mac Ridge, Dorsey Creek and Golden Dome. The nearby Jack Creek property, presently under option to a third party, lies south of Dorsey Creek. The Island Mountain project lies some 30 kilometres to the north-east of Big Springs. The seventh property (the "Carlin East Property" is in the Carlin Mining District, about 35 kilometres south-southwest of Big Springs.

The Company, through its subsidiary Gateway Gold (USA) Corp. ("Gateway USA") holds a 100 percent interest in all the properties, subject only to: certain cash payments and share issuances with regard to some of the claims and underlying Net Smelter Return ("NSR") royalty interests on these claims. In all cases except for the optioned claims at Carlin East, the claims are registered in the name of Gateway USA.

The Properties and the subject of two option agreements. The first option agreement dated 23 December 2002 and amended 27 May 2004, ("the GSI/Genesis Agreement"), involves the Island Mountain, Big Springs, Mac Ridge, Dorsey Creek and Golden Dome project areas, and is between the Company and two private Utah companies (Geological Services Inc. ("GSI"), a private Utah company controlled by Donald L. Merrick, and Genesis Gold Corporation ("Genesis"), a private Utah company controlled by Donald L. Merrick and John E. Zimmerman. Within the terms of the GSI/Genesis Agreement (as amended on 27 May 2004 with regard to areas of interest) there is provision for separate areas of interest (each an "Area of Interest") around core blocks of claims; two of these, at Island Mountain and Golden Dome, refer to Genesis while a third refers to GSI. The notional project area boundaries, chosen on geographic criteria, are not necessarily coincident with the original claim group separations, as indicated in the table below.

The second agreement ("the Carlin East Agreement"), between the Company and Genesis, refers to a group of claims in the Carlin Trend area (the Carlin East project).

The numbers of claims and approximate areas of the property holdings applicable to each project are shown on the following table:

Project	Number of Claims	Area (ha)	Notes
Big Springs	**60**	**502**	**Part of option from GSI**
Big Springs	**76**	**600**	**Within the GSI area of interest**
Big Springs	**8**	**67**	**Part of option from Genesis**
Mac Ridge	**74**	**619**	**Within the GSI area of interest**
Mac Ridge	**16**	**134**	**Within the Genesis area of interest**
Mac Ridge	**45**	**358**	**Wholly owned by Gateway USA**
Dorsey Creek	**16**	**134**	**Part of option from GSI**
Dorsey Creek	**70**	**585**	**Within the GSI area of interest**
Dorsey Creek	**12**	**100**	**Part of option from Genesis**
Dorsey Creek	**5**	**42**	**Wholly owned by Gateway USA**
Golden Dome	**54**	**450**	**Part of option from Genesis**
Golden Dome	**249**	**2070**	**Within the Genesis area of interest**
Golden Dome	**120**	**1003**	**Wholly owned by Gateway USA**
Jack Creek	**53**	**443**	**Wholly owned by Gateway USA; under option to a third party.**
Island Mountain	**53**	**443**	**Part of option from Genesis**
Carlin East	**32**	**268**	**Separate option from Genesis (Elko Co.)**
Carlin East	**70**	**585**	**Separate option from Genesis (Eureka Co.)**
Carlin East	**6**	**50**	**Separate option from Genesis (both Co's.)**
Carlin East	**28**	**234**	**Staked for Gateway USA; included in the above option. (registration details not yet available)**

1) The Big Springs project original core claims were acquired from GSI under the terms of the GSI/Genesis Agreement. Subsequently staked claims fall within the two Areas of Interest of the GSI/Genesis Agreement (as amended), as detailed on the table above.

2) Parts of the Mac Ridge project are within one or the other of the Areas of Interest of the GSI/Genesis Agreement (as amended) and are subject to the same terms as for Big Springs (see table for breakdown); other claims lie outside either Area of Interest and are 100 percent owned by Gateway USA.

3) Most of the Dorsey Creek project area involves claims that are either part of the original GSI or the original Genesis option, or are within the GSI area of interest of the original GSI/Genesis Agreement (as amended); five claims in the project area lie outside either area of interest and are 100 percent owned by Gateway USA.

4) The majority of the Golden Dome project claims are held under the terms of the GSI/Genesis Agreement (as amended); they are either part of the original option, or lie within the Genesis area of interest. Additional claims within the project area are outside any Area of Interest and are 100 percent owned by Gateway USA.

5) The Jack Creek claims are owned 100 percent by Gateway USA, and are presently under option to a third party.

6) For the Island Mountain property, a total of 53 staked claims are held under the terms of the GSI/Genesis Agreement, and lie within the Genesis area of interest.

7) For the Carlin East project, the original 108 claims are held by Genesis and are under option to the Company. This claim block straddles the Elko County – Eureka County boundary. A second group of 28 claims, held in the name of Gateway USA and lying within the area of interest of the Carlin East Agreement, are separated from the original block by a strip of fee land held by a third party.

All the staked claims are in good standing until 31 August 2007, at which time Bureau of Land Management ("BLM") and Elko or Eureka County fees totalling $US 133.50 per claim are due and payable. In the case of claims in both counties, County fees are payable to both jurisdictions.

There are royalty agreements in respect of several of the claim groups.

1) In the case of the Big Springs, Mac Ridge and Dorsey Creek projects, the claims lying in whole or in part within either of the Areas of Interest of the GSI/Genesis Agreement are held subject to provision for a two (2) percent NSR on production payable to GSI or Genesis as appropriate. There is provision for an advance royalty of $C 50,000 per year payable to each of GSI and Genesis commencing 23 December 2009, which would be recoverable from future NSR payments. This advance royalty is tied to the GSI/Genesis Agreement and would apply, and be limited to, $C 50,000 per year to each of GSI and Genesis, as long as any claims held under that agreement were retained. There are no underlying royalties or back-in rights.

2) The five claims at Dorsey Creek, 45 claims at Mac Ridge, and 120 claims at Golden Dome that lie outside either area of interest of the GSI/Genesis Agreement (as amended) have no underlying royalty interests.

3) On the Golden Dome property there is provision for an underlying two (2) percent NSR in favour of the BHP Billiton Group ("BHP Billiton") on 46 of the claims, under the terms of an agreement originally signed between BHP Minerals International Exploration Inc. ("BHP") and John Zimmerman and Don Merrick, dated 28 May 1998. On the remaining 8 claims in the original option and 249 claims lying within the Genesis area of interest defined in the GSI/Genesis Agreement (as amended), there is provision for a two (2) percent NSR payable to Genesis; on the 46 claims subject to the BHP royalty, the Genesis NSR would be reduced to one (1) percent. On the 120 claims lying outside the area of interest, there are no underlying royalty interests. There is provision for an advance royalty of $C 50,000 per year payable to each of Genesis and GSI commencing 23 December 2009, which would be recoupable out of future NSR payments. This

advance royalty is tied to the GSI/Genesis Agreement and would apply, and be limited to, $C 50,000 per year, as long as any claims held under that agreement were retained.

4) There are no underlying royalty interests on any of the 53 Jack Creek claims. The claims are presently under option to a third party, by way of an agreement dated 1 May 2006 between the Company and Stanley B. Keith and Earl W. Abbott by which the Company may ultimately choose to participate in a joint venture (at either 50 percent or 30 percent) or alternatively be diluted to a 10 percent "Net Profits Royalty" interest.

5) On the Island Mountain property there is an underlying two (2) percent NSR interest in favour of BHP Billiton on 33 of the claims, under the terms of an agreement originally signed between BHP and John Zimmerman and Don Merrick, dated 28 May 1998. On the remaining 20 claims, there is provision for a two (2) percent NSR payable to Genesis; on the 33 claims subject to the BHP royalty, the Genesis NSR provision is reduced to one (1) percent. See the note above in the Golden Dome section above regarding the advance royalty provision.

6) In the case of the Carlin East Property, under the terms of the Carlin East Agreement there is provision for payment of an NSR; such NSR to be two (2) percent in any period when the gold price (as defined in the agreement) is US$650 per troy ounce, rising to three (3) percent if the price for the period exceeds US$650 per troy ounce. There is provision in the agreement for payment of advance royalty payments (recoupable from future NSR payments) of US$150,000 per year commencing on 30 November 2013.

Under the terms of the GSI/Genesis Agreement dated 23 December 2002 and amended 27 May 2004, the Company is required to issue 200,000 of its shares (100,000 to each of GSI and Genesis) on 17 June 2007, if the GSI/Genesis Agreement remains in good standing. A total of 800,000 shares have already been issued pursuant to the agreement. A cash payment of C$ 10,000 was made on signing the agreement.

Under the terms of the Carlin East Agreement dated 30 November 2006, the Company is required to issue a total of 370,000 of its shares (30,000 already issued), and make cash payments of US$450,000 (US$25,000 already paid), in staged issuances and payments yearly to 30 November 2011, which issuances and payments may be accelerated. The Company is also required to incur staged expenditures aggregating US$3,000,000 by 30 November 2011. If at any time during or after the exercise of the option the Company establishes the existence of an aggregate of measured and indicated mineral resources on the property, containing at least 500,000 troy ounces of gold, with the aggregate tonnage having a minimum average grade of 0.25 troy ounces of gold per ton, which resource is supported by an independent technical report pursuant to National Instrument 43-101, the Company must issue to Genesis an additional 630,000 of its shares.

The Properties, with the exception of the Carlin East property, are within the Humboldt-Toiyabe National Forest; surface rights are administered by the United States Forest Service ("USFS"). To the best of the Company's knowledge, there are no outstanding environmental liabilities with regard to previous work on any of the properties. All liabilities in respect of decommissioning of the open pit mines at Big Springs are the responsibility of AngloGold, the successor to the mine operating company. Present work is undertaken under the terms of various drilling permits, for which reclamation bonds are posted as required.

There are a large number of apparently separate mineralized zones on the Big Springs property, at least three known zones at Mac Ridge, at least two areas of known mineralization on each of Dorsey Creek and Jack Creek, and a large number of separate zones at Island Mountain. Golden Dome has a conceptual target with some significant gold assays in recently completed drill holes in "Lower Plate" rocks at depth. East Carlin is a conceptual target based on geological and geophysical information suggesting the presence of Lower Plate rocks at reasonable depths below surface.

Mineral resource estimates exist for the Big Springs, Mac Ridge and Dorsey Creek properties, as reported by the Company in the 2006 Report.

There are several abandoned and in some cases reclaimed open pits at Big Springs, and one on the Mac Ridge property. The other properties have only very minimal disturbances. In the case of Island Mountain, there are numerous small prospect pits and abandoned adits attesting to earlier phases of activity. There are no tailing ponds on any of the properties. Waste rock dumps at Big Springs have in most cases been contoured and in some cases re-vegetated.

Permitting is not necessary for the initial stages of exploration such as geological, geochemical and geophysical surveys, or any work not requiring mechanical disturbance of the ground surface. For drilling programs, specific sites are permitted at the beginning of the field season by application for Categorical Exemptions ("CE's"). Sometimes this process stretches to later in the year, but in that case permitted sites are available for drilling in successive years. In the case of Big Springs and Mac Ridge, the Company is in the process of applying for an Environmental Assessment ("EA"). If approved, the EA will allow for several years drilling work on the property, on several hundred permitted drill sites.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Independence Range Properties is by paved highway (State Highway 225) north about 100 kilometres from Elko, and thence by secondary ranch and forest access roads. This road access is adequate for presently projected surface activities but local on-property improvements and additions will be required in some target areas when work advances to the drilling stage in these locations. The Carlin East Property is reached by paved and secondary roads about 40 kilometres north-northwest of the town of Carlin.

In Elko and Eureka Counties, summers are short and hot, with some moderation at higher elevations, and winters are long and cold. Precipitation is moderate, with more in the higher mountains – much of the region could be described as semi-arid. Snowfall can be heavy in the mountains, and in some years drifts remain on high ridges until late summer. Climatic conditions are not so extreme as to seriously hinder year-round mining operations, especially if the mines are underground operations (witness the nearby Jerritt Canyon operations). Open pit mines operate year-round in the Carlin District. In general, exploration is most reasonably undertaken between early June and late November but the season can be extended if necessary.

The principal population centre in the region is Elko, about 100 kilometres to the south. Elko is a mining city, and all necessary facilities are available there. In the general area of the Independence Range Properties, the only facilities available are at the tiny settlement of Wild Horse, where there are rooms for rent, gasoline pumps, and a tavern and restaurant. The Company has negotiated a lease on a well-found ranch facility, with dwelling houses and several out-buildings, to use as an exploration base. The ranch is at the eastern edge of the Independence Range, on the access road to the Big Springs, Mac Ridge and Dorsey Creek properties. The Carlin East Property is located in the general region of the Carlin Mining District, for which Elko and the smaller community of Carlin are supply centres.

Water is in relatively short supply, as is common in the high desert region of western North America. However, this has not proved to be an insurmountable problem for drilling programs. In many cases, water has to be trucked to drill sites, after drawing from a Company controlled well, or following purchase from local ranchers. At Big Springs, permission has been granted to pump water from a lake in one of the abandoned pits. There are no apparent serious impediments to exploration in the form of surface rights alienation, but this would require careful checking before any development work was contemplated. The Independence Range, Jack Creek and Island Mountain properties cover National Forest lands, part of the Humboldt-Toiyabe National Forest, with the exception of some small areas of patented lands on the Mac Ridge, Golden Dome and Island Mountain properties. The Carlin East property is wholly within BLM administered lands and outside the National Forest. At present, grid electrical power is not available on any of the properties, although it is near to all. It is not anticipated that there would be any serious physical problem securing adequate sites for processing facilities, waste storage areas, heap leach pads or tailing ponds. Given that Nevada is a major mining area, there should be no problem attracting skilled labour.

The areas include summer grazing leases for cattle from local ranches. There is reasonable road access to much of the area of the properties. Most of these roads are officially designated as forest access roads, meaning that there are few restrictions on their use; in some cases the roads are a County responsibility. It is imperative to respect ranchers' rights, keeping gates closed where requested to do so, and maintaining the integrity of fences.

The general terrain in the region of the subject properties is mountainous, with rounded hills or steep mountains separated by wide valleys filled with pediment gravel. For the Independence Range Properties, regional elevations range from lows of 1,886 metres at the Wild Horse Reservoir, about 1,900 metres in the valley of the Humboldt River and about 1,975 metres in the valley of Jack Creek, to maximums of about 2,150 metres in the Island Mountain area and as high as 3,182 metres at McAfee Peak in the Independence Mountains. The Island Mountain property has relatively subdued terrain, with local relief of about 200 metres; the other properties are more extreme, with steeper hills and local relief of as much as 500 to 800 metres. The Carlin East property consists of two separate blocks of claims in hilly country, with elevations ranging from about 1850 metres in creek valleys to as high as about 2300 metres on the highest hilltops.

Vegetation on the properties ranges from grass and sagebrush covered hills at Island Mountain and on the lower slopes on the other properties to local areas of forest cover (both conifers and locally trembling aspen or cottonwoods) in stream valleys and at the higher elevations. The Carlin East property vegetation is very similar to that at Island Mountain.

History

The history of the Independence Range Properties is somewhat complex, especially in the case of Island Mountain. Before detailing specific property histories, it is instructive to consider the overall history of the district, at least in a cursory fashion.

Essentially all the early activity in the region was in the Island Mountain district, close to the present project of this name. Work in areas to the south was much more recent. For the Island Mountain district, published information states that the first discoveries were made in 1864. These discoveries were of silver-copper-antimony bearing quartz veins, which were not immediately exploited. However, placer gold was discovered and caused a minor rush to the area in 1870. The Island Mountain district was organised in 1873 to include placer deposits along Gold Creek and its tributaries, Hammond and Coleman creeks, both of which are located in part on the present Island Mountain project. Official reports suggest that between 1873 and 1901 about 40,000 troy ounces of placer gold were recovered in the general region. Most of this was recovered through the efforts of railway workers of Chinese origin. Placer gold recovery continued sporadically through much of the twentieth century, although in only minor amounts in the second half of the century. There has been some small production of antimony and of a very little tungsten in the district. Somewhat later, in the 1950's, there was production of silver and base metals, with lesser amounts of gold, from two small vein mines.

Further to the south, in the northern part of the Independence Mountains, activity did not begin until much later than in the Island Mountain district to the north. Again, published records show that the first activity involved production of antimony from the Burns Basin mine, starting in 1918 and again in 1945. In the 1960's, the area became active for barite exploration, and several deposits were discovered and developed. Several companies started to look for gold in this region in the 1970's. FMC Corporation ("FMC") started their work looking for antimony, but rapidly came to the conclusion that gold was a more attractive target. In 1976, FMC formed a joint venture with Freeport Exploration Company

("Freeport") to explore and subsequently develop the Jerritt Canyon deposits, which are still in production and to date have produced in excess of seven million troy ounces of gold. While early production from Jerritt Canyon involved open pit mining and either heap leaching or milling of low-grade ores, current mining by the new owner and operator Queenstake Resources Ltd. ("Queenstake") is almost exclusively exploiting higher grade ore from several underground mines.

The Carlin East property lies immediately east of the world-famous Carlin District, which lies in the Lynn Mining District. The claims are near the southern edge of the Beaver District, where there has been considerable activity over the years directed at barite deposits in Upper Plate sedimentary rocks. The Lynn District has a history stretching back to the early part of the twentieth century, and saw some limited lode gold mining prior to the discovery of the Carlin deposit in the early 1960's. Production at Carlin began in 1965, and since that time the "Carlin Trend" has become one of the world's greatest gold mining camps, with a large number of open-pit and underground mines accounting for about 70 million troy ounces of production to date.

More particular historical summaries of activity on specific properties are provided below, based on information from various published and unpublished sources.

1) Big Springs:

The Big Springs area was initially explored by Superior Oil – Falconbridge in the 1970s, and the ground was subsequently acquired by Bull Run Gold Mines Ltd. ("Bull Run") in 1980. After signing a joint venture agreement with Bull Run in 1982, Freeport started drilling that year and in relatively short order had delineated three ore bodies. Production began in 1987 from the Mac Ridge pit, and several other pits followed until the mine was closed in 1993. Total gold production was of the order of 386,000 troy ounces (recovered). Some of the near-surface material was treated by the heap leach method, but much of the gold was contained in refractory, sulphide-rich material that was milled, with the dry-ground whole ore subjected to a pre-oxidizing roast before treatment in a carbon in leach facility. Following mine closure the pits and waste dumps were reclaimed to meet current environmental regulations. Seven separate and distinct mineralized bodies were delineated, of which six were mined by open pit methods and a seventh (the "601") was reportedly pre-stripped but not mined before closure. In this period, Freeport became Freeport McMoRan Gold Company ("Freeport McMoRan"); the operating subsidiary of the joint venture was known as Independence Mining Company Inc. ("Independence").

There are no previously published mineral resource or mineral reserve estimates available for the 601 zone. The decision not to mine the body was reportedly part of an overall corporate decision to close the mine, probably driven by events elsewhere in the region. Details of prior exploration programs became available as part of the AngloGold database, allowing the Company to verify anecdotal references to gold-bearing drill intercepts at depth beneath existing pits, and providing data for completion of an inferred mineral resource for this and adjacent properties.

2) Mac Ridge:

As noted above, the first production in the Big Springs district was from a small pit located on what is now part of the Mac Ridge project area. Drilling nearby is reported to have encountered significant gold mineralization, but no mineable bodies have been outlined to date.

3) Dorsey Creek:

Data respecting work in the Dorsey Creek project area prior to the staking of the ground for Gateway are included in the purchased database. Published mapping showed the area to be underlain by rocks similar to those at Big Springs, including a large zone of silicified "Overlap Assemblage" rocks. Independence drilled several holes on what is now the Dorsey Creek property, and obtained several significant gold intercepts.

4) Golden Dome:

There is little information available regarding the history of exploration on the Golden Dome project. According to Genesis, several companies conducted limited drilling campaigns in the general region of the project, although none of these appear to have been in the area of present interest. BHP located lode claims following a stream sediment survey in the general region. They did little on the project beyond a small amount of mapping and interpretation. MK Gold Corp. ("MK") later examined the project and did a small amount of work on the claims but did not proceed beyond this. Immediately to the north of the Golden Dome project, on the north-east flank of McAfee Peak, early work on the Sage Hen antimony prospect disclosed the presence of stibnite and barite in quartz veins, but no serious work ensued. Both the BHP and MK surveys resulted in location of several outcrops with anomalous indicator metal values, generally along the trace of interpreted structures.

5) Jack Creek:

Information regarding the early phases of work on what is now the Jack Creek property is contained in the AngloGold database; examination of the data suggests that previous operators located several area of interest, using surface geochemistry and mapping; several reverse circulation holes were drilled, but apparently there were few significantly mineralized intercepts

6) Island Mountain:

This project has had a long and complex history of exploration, even in the modern era. The following summary is largely based on information supplied by Genesis. The project was initially looked at as a Carlin-style target by Cordex Exploration Company ("Cordex") in 1982. Westmont Gold Inc. ("Westmont"), Kennecott Exploration ("Kennecott") and BHP explored all or parts of the present project area, and between them drilled at least 96 holes in the general project area, in addition to completing a considerable amount of geological, geochemical and geophysical work. Aur Resources Inc. ("Aur") also held part of the ground, did extensive trenching and other preparatory work, and subsequently drilled about 60 holes, many of which were located on the present claim group.

These exploration programs resulted in numerous indications of gold mineralization, including many reportedly significant gold-bearing intercepts. Early data are somewhat fragmentary, and in many cases, are of questionable reliability. There are few formal reports available, and indeed in many cases such as for the BHP work, final reports were never completed.

7) Carlin East:

There is no available information regarding historical work on this property. Given that the ground is underlain by Upper Plate rocks and the prospective Lower Plate units are projected to lie at considerable depths below surface, it is unlikely that there has been a significant amount of surface work on the property.

Geological Setting

The geological setting of north-eastern Nevada, the location of the Independence Range and Carlin Trend mining areas, has been described in detail in numerous technical publications. Following is a very much simplified synthesis of publicly available information.

The regional geology consists of a series of overlapping thrust fault sheets, with the most important fault being the Roberts Mountains Thrust. Above this thrust fault are generally fine grained clastic sedimentary rocks; below the thrust the sedimentary strata tend to be much more carbonate rich – limestones and dolomites. It is important to note that these sedimentary sequences are time equivalents. As a result of thrusting and uplift, another sequence of clastic sediments – the Overlap Assemblage – was deposited above the older thrust couple. In popular parlance, the rock packages are referred to as "Lower Plate" (below the Roberts Mountains Thrust or its equivalent), "Upper Plate" above the thrust, and "Overlap" (and in the Independence Range the Schoonover Sequence) lying unconformably on the Upper

Plate rocks. Note that there are minor differences in the stratigraphic details between the Carlin area and the Independence Range, but the overall patterns are similar.

Structural activity has resulted in local folding and subsequent erosion, exposing Lower Plate rocks in so-called "windows" through the Roberts Mountains Thrust. There are several generations of intrusive rocks in the region, ranging in age from Jurassic to Eocene.

Gold mineralization in the region tends to be concentrated in altered carbonate rocks, most importantly in the Lower Plate. Altered intrusive rocks are also locally good hosts. In the Independence Range, significant amounts of gold mineralization also occur in Upper Plate and Overlap strata. Gold is almost exclusively very fine grained, associate with intensely altered carbonate-rich rocks, and is accompanied by a suite of indicator elements – the so-called "Carlin suite" – including arsenic, antimony, mercury, barium, thallium and others.

Structural control of ore has been well documented in the Carlin area, at Jerritt Canyon, and at Big Springs. In many cases, there appear to be major steep structures rooted in the Lower Plate strata and continuing upward through Upper Plate and even into the Overlap. Several of these are well mineralized with "Carlin suite" indicator elements and locally carry mineable amounts of gold. These major structures are prime targets where they extend down into the carbonate-rich strata of the Lower Plate.

Capsule summaries of property scale geology and mineral deposits follow:

1) Big Springs:

The Big Springs deposits are Carlin-type sediment-hosted gold deposits in Mississippian-Pennsylvanian sediments of the Schoonover and Overlap sequences. The gold mineralization occurs primarily in steeply dipping fault structures, particularly where the major fault structures are intersected by secondary cross-faults. The mined ore bodies averaged approximately 50 feet in thickness and exhibited more structural than lithological control. Drilling by Freeport established that the ore-controlling structures continue for an unknown but significant distance below pit bottoms; recent drilling by Gateway has confirmed this observation. Deep drilling in several holes has intersected Lower Plate carbonate rocks at depth under the South Sammy area. These Lower Plate carbonate rocks are typically intensely altered and locally contain anomalous amounts of indicator elements.

2) Mac Ridge:

The geology at Mac Ridge, although not as well understood as that at Big Springs, appears to be similar. On the eastern edge of the property, outcrops of Lower Plate rocks have been mapped; hand trench samples have returned strongly anomalous gold values. A conceptual Lower Plate target has been developed on these claims; drilling is planned pending permitting approvals.

3) Dorsey Creek:

Published geological mapping, confirmed by the 2003 to 2005 Gateway work, showed that favorable stratigraphic units including a gabbroic intrusive sill complex underlie the property. Both Schoonover and Overlap strata are represented. An extensive area of silicification ("jasperoid") locally contains anomalous amounts of Carlin indicator elements. Major through-going east-west normal fault systems transect the property and are interpreted as potential fluid flow conduits. A large dyke of silicified rhyolite with abundant pyrite and elevated gold values has been encountered in drilling on the eastern portion of the property.

4) Golden Dome:

The target area on the Golden Dome property is within a topographic basin that is covered by a veneer of glacial till. To the west of the basin, the lowermost units of the Upper Plate of the Roberts Mountains Thrust crop out on mountain ridges. This relationship suggested that the prospective Lower Plate stratigraphy should lie immediately east of these outcrops under the till-covered basin within the core of a plunging anticline.

Several wide, altered structural zones project into the till-covered basin from the north. These structures contain highly anomalous Carlin-type indicator metals with arsenic values up to 4,000 ppm and antimony values up to 7,000 ppm. The target area lies at the projected intersection of these structural zones with the favourable Lower Plate carbonate rocks in the core of the anticline.

Deep drilling in 2005 and 2006 confirmed the presence of the Lower Plate rocks at depth. These units are strongly altered and in places anomalous in gold and indicator elements.

5) Jack Creek:

Published geological mapping, confirmed by Gateway work, shows that prospective stratigraphic units similar to those found at Dorsey Creek, as well as favourable intrusive rocks, underlie parts of the Jack Creek property. Areas of silicification ("jasperoid") are widespread. Numerous major fault systems have been mapped; others can be inferred on the basis of topography and remote sensing data.

6) Island Mountain:

Paleozoic sedimentary rocks comprising limestone, shale, argillite and siltstone underlie the Island Mountain property. These rocks form a homoclinal sequence dipping moderately to the west. On the eastern side of the claim block a small intrusive stock has intruded the sedimentary country rocks. Numerous thin dykes and sills have invaded the sedimentary rocks. Alteration of the sediments consists of jasperoidal silica, bleaching and local decalcification. Skarn and hornfels are developed at the contact between the intrusive stock and sediments.

Past drilling has intersected numerous widespread significant gold intervals. Controls of the mineralization are not well understood but high angle structures trending east-northeasterly appear to influence the distribution of the mineralization. Geochemical soil and rock sampling has established a number of large, anomalous zones within which most of the gold-bearing drill holes are located. Portions of these anomalous zones are untested by drilling and offer the opportunity of hosting gold deposits.

7) Carlin East:

The Carlin East project is a conceptual target based on combined geophysical and geological data, in an area adjacent to the prolific Carlin Trend. Surface mapping to the southeast of the property has defined an anticlinal arch parallel to the Carlin Trend, which projects onto the claim block. Mapped north-east and east-northeast structures defined in deposits in the Carlin Trend project onto the claims. Compiled regional and detailed gravity data suggest that the prospective Lower Plate rocks are at relatively shallow depths. Several structures on the claims, in Upper Plate rocks, exhibit intense hydrothermal alteration, suggesting that they may represent "feeders" that could be mineralized at depth in the Lower Plate units.

Exploration

The bulk of the work on the Company's Properties in 2006 was made up of diamond (core) and reverse circulation drilling on the Big Springs, Golden Dome and Dorsey Creek properties, as detailed in a subsequent section. Other work on the various properties included:

- Continued geological mapping by contract geologists at Big Springs, Dorsey Creek and Mac Ridge, to help with geological modelling.
- Surface trenching and rock sampling by contract employees at Mac Ridge.
- Grid soil geochemical surveys on the Big Springs and Mac Ridge properties, with sample collection by contract employees.
- Compilation of regional geophysical data (gravity and magnetics) at Carlin East.

The results of all these surveys have been valuable in geological modelling and in planning for subsequent work. The work in all cases is considered to be reliable.

Mineralization

Significant gold-bearing material is known to exist at or near surface on several of the Company's projects. Elsewhere, widespread occurrences of indicator elements and samples with anomalous gold contents taken from major structures or widespread alteration zones suggest potential for concentrations of gold at depth. In more detail:

1) Big Springs:

Gold at Big Springs is found primarily as very fine inclusions in arsenical pyrite and pyrite or in goethite. Some is also encapsulated in silica. Other minerals present include marcasite, arsenopyrite, sphalerite, chalcopyrite and stibnite, and other less common species. Two very minor occurrences of visible gold have been reported. The mineralized units are dominantly bioturbated siltstone or altered volcanic and intrusive rocks. Locally, better grades of gold are concentrated in fault zones and especially at the intersections of faults or of faults with favourable stratigraphic units; sulphide contents in such zones may range as high as 15 percent.

2) Mac Ridge:

There is little known about the nature of the mineralization at Mac Ridge. Preliminary information suggests that the material is much like that at Big Springs, possibly with more tendency to silicification. Lower Plate mineralization occurs in altered carbonate rocks.

3) Dorsey Creek:

There is very little information regarding mineralogy on the Dorsey Creek project. Work by Stanley Keith and Monte Swan for the Company during 2003 noted the presence of abundant goethite/limonite after sulphides, rare pyrite, local massive hematite, and occurrences of quartz-barite veins with stibnite and secondary antimony minerals. Recent drilling at Dorsey Creek encountered silicified felsic intrusive rocks with abundant pyrite and with elevated gold values. Specific antimony or arsenic minerals have not been positively identified.

4) Golden Dome:

Evidence of mineralization at Golden Dome is common in major through-going steep structures cutting Upper Plate and Overlap Sequence strata. The best exposed of these, on the high ground towards the north end of the project, is a wide zone (30 metres plus) of rusty, faulted quartzite locally highly anomalous in arsenic, antimony and mercury. Nodules of coarse barite are common, and silicified quartzite contains coarse rosettes of secondary antimony oxides pseudomorphous after stibnite. Similar rosettes have been observed at Dorsey Creek. Judging by the amount of limonite present, the structure is probably sulphide-rich (pyritic?) below the weathered zone. Recent deep drilling at Golden Dome has intersected altered Lower Plate carbonate strata, with local highly anomalous concentrations of gold and associated arsenic and lesser antimony. Significant intersections of gold mineralization encountered to date appear to be related to steep structures in overlying Upper Plate units.

5) Jack Creek:

There is very little surface evidence of gold mineralization on the Jack Creek property. Several areas show some signs of alteration, most obviously silicification and quartz veining, and there are local areas with strong limonitic staining, most likely after pyrite. Selected rock samples are anomalous in several of the common indicator elements i.e. arsenic, antimony, thallium, selenium and cadmium.

6) Island Mountain:

There are several styles of mineralization at Island Mountain. Much of the early prospecting work tested quartz veins in the intrusive rocks; these veins locally contain galena, chalcopyrite, sphalerite, tetrahedrite or tennantite, and arsenopyrite. They also have elevated silver, bismuth and gold values. Veins of this type were probably the source of placer gold in the creeks draining the high central area of the project. There are also reported antimony occurrences, especially to the north of the present project. Of more immediate interest are numerous occurrences of altered carbonate rocks with abundant goethite or limonite, probably derived from pyrite or arsenopyrite or both, and carrying elevated gold. There are several areas of intense silicification or "jasperoid" but in many cases these do not appear to be gold-bearing.

7) Carlin East:

There is little information available regarding geology and mineralization on the Carlin East property. The surface rocks are Upper Plate, locally cut by steep structures exhibiting strong to intense hydrothermal alteration. The targets are at depth.

Drilling

During the 2006 field season, the Company undertook substantial drilling campaigns on the Big Springs and Golden Dome properties, with a smaller program at Dorsey Creek, as shown on the following table:

Project	Drill Type	No. of Holes	Feet	Metres
Big Springs	Diamond coring	10	15,789.5	4,812.6
Big Springs	Reverse circulation	13	9,450.0	2,880.4
Golden Dome	Diamond coring	10	18,467.5	5,628.9
Golden Dome	Reverse circulation	13	5,075.0	1,546.9
Dorsey Creek	Diamond coring	1	3,400.0	1,036.3
Dorsey Creek	Reverse Circulation	1	100.0	30.5

Core holes were in many cases "pre-collared" to depths of about 500 feet using a reverse circulation drilling rig. The footages quoted as diamond coring are for those portions of holes that were drilled to recover core.

In the case of reverse circulation drilling, the drilling is wet. Samples are collected at the drill stem, using a splitter device, directly into a numbered sample bag for shipment to the laboratory. A small representative sample of coarser chips is collected, washed, logged and archived in a plastic chip tray with a receptacle for each five-foot interval. "Rig duplicate" samples are collected at regular intervals.

In the case of diamond drilling, core recovered is HQ size (63.5 millimetres diameter). Core is placed in five foot long wooden boxes and transported to the logging facility. There it is photographed, logged for rock quality and for lithologies and evidence of mineralization, and marked for sampling. It is then either split using a mechanical splitter or cut with a diamond saw in intervals where mineralization is suspected. All core is sampled for analysis. After every seventy core samples, a "core duplicate" is collected by sacrificing the second half of the core. Holes are surveyed on completion using an electronic down-hole surveying device. Holes are cemented closed following completion and pulling of casing.

The following tables summarise significant intersections for 2006 drilling, from various areas, as well as trenching results from Mac Ridge. Note that the intervals quoted are drill hole or trench lengths; "true thicknesses" are not known. Gold results are quoted in both grams gold per metric tonne or parts per million ("gpt") and troy ounces per short ton ("opt"). Lengths are in Imperial measure (feet). Drill hole numbers designated "C" denote core holes, although the quoted intersections in some cases are from the reverse circulation "pre-collar" portions of the holes.

Significant drilling results, Big Springs – Northern Sector:

Zone Name	Hole Number	From (ft)	To (ft)	Length (ft)	Au (gpt)	Au (opt)
North Pit	GW06-252C	30	40	10	2.920	0.085
		240	270	30	2.394	0.070
North Pit	GW06-254C	116	121	5	1.840	0.054
		162	172	10	1.410	0.041
North Pit	GW06-256C	172	177	5	1.465	0.043
SWX Pit	GW06-259	140	150	10	0.758	0.022
		225	230	5	1.105	0.032
		240	245	5	1.170	0.034
SWX Pit	GW06-260	0	25	25	1.205	0.035
		150	165	15	1.041	0.030
		175	195	20	1.009	0.029
		280	295	15	0.636	0.019
SWX Pit	GW06-261	40	50	10	1.190	0.035
		235	240	5	1.085	0.032

Significant drilling results, Big Springs – Southern Sector:						
Zone	**Hole**	**From**	**To**	**Length**	**Au**	**Au**
Name	**Number**	**(ft)**	**(ft)**	**(ft)**	**(g/t)**	**(opt)**
South Sammy	GW06-257C	110	114	4	2.370	0.069
S. Sammy Extn.	GW06-266	315	325	10	1.249	0.036
S. Sammy Extn.	GW06-267	295	305	10	1.063	0.031
		395	470	75	0.927	0.027
S. Sammy Extn.	GW06-268	255	260	5	1.715	0.050
		315	325	10	1.184	0.035
		435	450	15	1.619	0.047
		1095	1100	5	1.250	0.036
S. Sammy Extn.	GW06-269	535	540	5	1.03	0.030
S. Sammy Extn.	GW06-271	160	165	5	1.665	0.049
		470	505	35	2.019	0.059
S. Sammy Extn.	GW06-273	0	25	25	0.843	0.025
		35	65	30	4.758	0.139
		125	135	10	1.975	0.058
		545	550	5	1.280	0.037

Significant drilling results, Big Springs – Deep Sammy:						
Zone	**Hole**	**From**	**To**	**Length**	**Au**	**Au**
Name	**Number**	**(ft)**	**(ft)**	**(ft)**	**(g/t)**	**(opt)**
Deep Sammy	GW06-257C	2240	2265	25	2.004	0.058
Deep Sammy	GW06-267C-W1	2385	2405	20	1.214	0.035
		2435	2440	5	1.070	0.031
		2515	2520	5	1.170	0.034
		2655	2660	5	1.115	0.033
Deep Sammy	GW06-272C	2275	2280	5	2.069	0.060

Significant drilling results, Golden Dome:						
Zone	**Hole**	**From**	**To**	**Length**	**Au**	**Au**
Name	**Number**	**(ft)**	**(ft)**	**(ft)**	**(g/t)**	**(opt)**
n/a	GD06-09C	1575	1580	5	1.645	0.048
		1610	1625	15	0.844	0.025
n/a	GD06-12C	555	560	5	1.105	0.032
n/a	GD06-16C	1145	1150	5	1.805	0.053
n/a	GD06-20C	130	150	20	2.788	0.081

Significant hand trenching results, Mac Ridge:			
Trench	**Sample**	**Au**	**Au**
Number	**Length (ft)**	**(g/t)**	**(o/t)**
Trench 1	65	2.04	0.06
Trench 2	30	1.78	0.05
	10	1.33	0.04
Trench 3	25	1.79	0.05
Trench 4	10	0.98	0.03

Sampling and Analysis

By far the bulk of the sampling on most of the projects to date involves either reverse circulation chips or diamond drill core. The following comments refer to the Company's drilling in 2006.

In the case of reverse circulation drilling, samples are routinely taken at five foot intervals; for the most part, unless there is some compelling reason to do otherwise, core is sampled (after logging) at a similar density. In both types of drilling, all material is routinely sampled.

Surface rock samples are collected on an irregular basis by geologists in the course of mapping. Soil samples are collected on grids with various line and sample spacings depending on the local circumstances.

Generally speaking, core recovery in the diamond drilling ranges from good to excellent and there are not thought to be any serious sampling problems. Given that the mineralization consists generally of sub-micron sized gold in fine sulphide mineralization, there is no obvious nugget problem. Based on detailed statistical analysis of assay results from duplicate controls, there is no reason to doubt that the samples taken are representative of the material sampled.

The sampling interval of five feet in the core and reverse circulation drilling was chosen arbitrarily. There is no obvious reason to suspect that this is not sufficiently detailed. In cases where there are obvious geological breaks in the core, the sampling interval may be varied slightly; this is a judgement call by the geologist logging the core.

A comprehensive quality assurance / quality control ("QA/QC") program has been established for the Company's Nevada projects. The program was designed and is overseen by G.R. Peatfield, Ph.D., P.Eng. Appropriate standards (prepared for the Company and certified by an independent expert) and blanks are inserted into the assay stream in rotation. Rig, preparation and assay duplicate samples are assayed in rotation. Every eleventh sample submitted for analysis is a control sample. The results of assaying the controls are monitored by Peatfield on a regular basis.

All samples are prepared by ALS Chemex Laboratories ("ALS Chemex") in Elko and assayed at their facilities in North Vancouver, or rarely Reno. Assaying for gold is by fire assay/atomic absorption ("FA/AA"), and for all drilling samples grading in excess of 5 grams gold per tonne, by fire assay with gravimetric finish ("FA/grav."). In addition, all samples have a 34 element scan performed using an aqua regia digestion and inductively coupled argon plasma ("ICP")-atomic emission spectroscopy ("AES") finish.

Soil samples are field sieved to minus 20 mesh, then re-sieved in the laboratory to minus 180 microns. Analyses were performed by ALS Chemex at their facility in Winnemucca. Gold is determined by fire assay followed by ICP-AES. In addition, a 47 element suite is analysed by an aggressive four-acid digestion followed by ICP / mass spectrometry ("MS"), and mercury ("Hg") is analyzed by a "cold vapour/AAS" technique. Rock samples are analysed in a similar fashion.

Security of Samples

All samples, whether core, percussion chips, soils or rocks are routinely brought to the Company's field operating facility east of the Big Springs property. There they are sorted, and in the case of core split or sawed before bagging. The facility is private and maintained so as to make it secure from outside influences. Once the samples are prepared, shipments are made up and collected by a dedicated truck from the ALS Chemex preparation facility in Elko.

There is no information available regarding security of samples for work previous to the current investigations. However, essentially all this work was undertaken by major mining companies, and it is not believed that there should be any concerns in this regard.

Mineral Resource Estimates

On 30 January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial mineral resource estimate for the Big Springs project.[1] The results of this estimate were considered to be in the inferred mineral resource category and are summarised in the following table:

---

[1] This estimate included small amounts of material from the Mac Ridge and Dorsey Creek project areas.

Summary of Inferred Mineral Resources - Big Springs				
Cutoff Grade	Total	Average	Average	Contained
Opt Gold	Tons	Grade (opt)	Grade (gpt)	Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There has been no up-date of this mineral resource estimate in the current year.

Mining Operations

Not applicable.

Current Exploration and Development

There is no fieldwork underway at present on any of the properties. Current work consists of compilation of existing data and planning for the 2007 field season. A significant part of this planning work has to do with permitting issues. The Company anticipates that it will undertake drilling programs on several of its Nevada properties during the 2007 field season. Project planning is currently being completed.

ITEM 5: DIVIDENDS AND DESCRIPTION OF CAPITAL STRUCTURE

General

The Company is authorized to issue an unlimited number of common shares without par value of which 32,706,170 common shares were issued at March 28, 2007. There are no shares held under any escrow agreements as of March 28, 2007. The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company. There is no policy or intention to pay dividends at present. The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders. In addition, as of March 28, 2007, there were 4,167,250 stock options held by Company directors, employees and consultants, exercisable to purchase common shares at various prices between $0.35 and $2.15 per share and expiring at various dates between June 17, 2008 and February 28, 2011. For further information as of December 31, 2006, refer to the audited financial statements of the Company for the year ended December 31, 2006 filed under the Company's profile at www.sedar.com

ITEM 6: MARKET FOR SECURITIES

The Company's common shares were listed and posted for trading on The Toronto Stock Exchange under the symbol GTQ on June 28, 2004. Prior to that date the common shares traded on the TSX Venture Exchange commencing on June 17, 2003.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company's shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Month	*High*	*Low*	*Close*	*Volume*
January	**$1.57**	**$0.83**	**$1.37**	**2,520,083**
February	**$1.55**	**$1.11**	**$1.55**	**2,290,792**
March	**$1.60**	**$1.38**	**$1.45**	**1,854,225**
April	**$2.00**	**$1.40**	**$1.58**	**3,545,982**
May	**$1.68**	**$1.20**	**$1.52**	**2,624,090**
June	**$1.56**	**$1.24**	**$1.40**	**1,041,958**
July	**$1.68**	**$1.30**	**$1.615**	**1,014,318**
August	**$1.63**	**$1.28**	**$1.32**	**1,946,779**
September	**$1.58**	**$0.98**	**$1.00**	**2,151,400**
October	**$1.03**	**$0.82**	**$1.00**	**1,640,920**
November	**$1.17**	**$0.83**	**$0.97**	**2,360,874**
December	**$1.05**	**$0.75**	**$0.84**	**2,290,805**

ITEM 7: DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, municipality and province of residence, and principal occupation of the directors and officers of the Company are as follows:

Name, Position and Province of Residence(1)	Principal Occupation for the Past Five Years (1)	Director/Officer Since (2)
MICHAEL MCINNIS President, Chief Executive Officer and Director **British Columbia, Canada**	President, Chief Executive Officer and Director of the Company; President, Chief Executive Officer and Director of Riverstone Resources Inc., a mineral exploration and development company	Since May 1, 2002
JAMES ROBERTSON(3) Director **British Columbia, Canada**	President of Midas Management Inc., a company providing administration and management services to junior resource companies; Director of Riverstone Resources Inc., Sennen Resources Ltd., and Primary Metals Inc., mineral exploration and development	Since November 27, 2002

Name, Position and Province of Residence[1]	Principal Occupation for the Past Five Years [1]	Director/Officer Since [2]
	companies	
ALVIN WILLIAM JACKSON[3][5] Director **British Columbia, Canada**	Professional Geologist; former President and Director of EuroZinc Mining, a mining company; Chairman and Director of Nordic Diamonds Ltd. and Red Dragon Resources; Director of Gold-Ore Resources Ltd., Canasil Resources Inc. & Doublestar Resources Inc., mineral exploration and development companies	Since November 27, 2002
LOUIS G. MONTPELLIER[4][5] Director **British Columbia, Canada**	Mining and Corporate Finance Lawyer engaged in private practice since 1981	Since November 27, 2002
ROMAN FRIEDRICH[3] [4] Director **British Columbia, Canada**	President, Roman Friedrich & Co., a financial consulting company, since 1997; Director of StrataGold Corporation, a mineral exploration company; Chairman and Director of Dreman Claymore Dividend & Income Fund, an investment mutual fund	Since April 30, 2004

Notes:

(1) The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) the term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officer's hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint their officers and committees.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance Committee

At this time the Company does not have an Executive Committee.

As of March 28, 2007, directors and executive officers of the Company as a group beneficially own directly or indirectly or exercise control or direction over approximately 1,243,000 common shares of the Company representing approximately 3.80% of its issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

Except as hereafter set out, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or within the 10 years before the date of this Annual Information Form has been, a director or executive officer of any other corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the corporation being the subject of a cease trade order or similar order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation. Michael Raftery, Chief Financial Officer of the Company, was a director and officer of Fourseas AsiaLink Corporation, a reporting non-trading company in British Columbia, which was the subject of a cease trade order in 1998 in British Columbia for a failure to file audited financial statements. The majority shareholder and President returned to Hong Kong and the company ceased doing business in British Columbia. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Penalties or Sanctions

No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers and directors and officers shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

ITEM 8: PROMOTERS

Michael D. McInnis, the Chief Executive Officer and a Director of the Company is considered the Promoter of the Company in that he took the initiative in founding and organising the Company. Mr. McInnis owns directly or indirectly or exercises control over 1,003,000 common shares of the Company or 3.07% of the issued common shares of the Company as at March 28, 2007. For services in his capacity as Chief Executive Officer and Director of the Company, and not as Promoter, he has received the following compensation:

Summary Compensation Table

Name and Principal Position	*Year[1]*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option (#)[2]*	*All Other Compen-sation ($)*
Michael McInnis	**2006**	**$132,000[3]**	**Nil**	**Nil**	**Nil**	**Nil**
Chief Executive	**2005**	**$102,000[3]**	**Nil**	**Nil**	**Nil**	**Nil**
Officer and President	**2004**	**$102,000[3]**	**Nil**	**Nil**	**325,000**	**Nil**

NOTES:

(1) Financial years ended December 31.

(2) Figures represent options granted during a particular year.

(3) A portion of the compensation paid during the fiscal years ended December 31, 2004 and December 31, 2006 and all of the compensation paid during the fiscal year ended December 31, 2005 was paid pursuant to a Management Services Agreement entered into between Mr. McInnis and the Company on November 1, 2004which was replaced by an Emplyment Agreement dated March 1, 2006.

ITEM 9: AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee's Charter

The following is the text of the Audit Committee's Charter:

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent directors", as that term is defined in National Instrument 52-110, "Audit Committees".

2. A majority of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. Members who are not completely financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.

3. At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5. Unless the Board shall have appointed a chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6. The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Corporation's corporate secretary, unless otherwise determined by the Committee.

7. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8. The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

9. Meetings of the Committee shall be conducted as follows:

    (a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c) the chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

(d) the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

Chief Executive Officer
Chief Financial Officer

(e) other management representatives shall be invited to attend as necessary; and

(f) notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting.

10. The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11. The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors.

C. ROLES AND RESPONSIBILITIES

1. The overall duties and responsibilities of the Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements;

(b) to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c) to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Corporation's financial and auditing personnel;

(iv) co-operation received from the Corporation's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Corporation;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3. The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

(a) periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b) review and approve the internal audit plan; and

(c) review significant internal audit findings and recommendations, and management's response thereto.

4. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a) review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Corporation's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d) periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5. The Committee is also charged with the responsibility to:

(a) review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

    (i) the annual report to shareholders;

    (ii) the annual information form;

    (iii) prospectuses; and

    (iv) other public reports requiring approval by the Board,

    and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Corporation's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts;

(i) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders; and

(j) establish procedures for:

    (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

    (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee

The following are members of the Audit Committee:

James Robertson	Independent[1]	Financially literate[2]
Roman Friedrich	Independent[1]	Financially literate[2]
Alvin Jackson	Independent[1]	Financially literate[2]

(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent

judgment. James Robertson has served as Vice President, Corporate Affairs of the Company within the previous three years. In the view of the Board, this does not materially interfere with his current duties and responsibilities as a member of the Audit Committee.

(2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2006	$14,500	$Nil	$2,350	$4,878
2005	$11,500	$Nil	$2,050	$299

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".

(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

ITEM 10: LEGAL PROCEEDINGS

There are no legal proceedings nor proceedings known to be contemplated to which the Company is party.

ITEM 11: TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Pacific Corporate Trust Company. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9; and (ii) 11th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

ITEM 12: INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, have prepared an Auditor's Report dated March 26, 2007, on the Financial Statements of the Company for the year ended December 31, 2006 and have confirmed their independence to the Company.

Staley Okada & Partners, Chartered Accountants, have prepared an Auditor's Report dated March 22, 2006, except as to Note 11, which is as of March 28, 2006 on the Financial Statements of the Company for the year ended December 31, 2005 and have confirmed their independence to the Company.

Giles R. Peatfield, Ph. D., P. Eng. has prepared or co-authored various independent technical reports for the Company and, to the best knowledge of the Company, holds no interest in the Company or its securities. J. W. Rozelle, P.G., co-authored an independent technical report for the Company in 2006 and to the best knowledge of the Company, holds no interest in the Company or its securities.

ITEM 13: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the Company's comparative audited consolidated financial statements together with the auditor's report thereon for its most recently completed fiscal year.

A copy of this Annual Information Form, the Company's Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.

Proxy

**ANNUAL GENERAL
MEETING OF SHAREHOLDERS OF
GATEWAY GOLD CORP. (the "Company")
TO BE HELD AT SUITE 906 – 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 2T5
ON FRIDAY, APRIL 27, 2007, AT 10:00 AM**

I/We being holder(s) of the Company hereby appoint: Michael D. McInnis, President, Chief Executive Officer and a Director of the Company, or failing this person, James Robertson, a Director of the Company, or in the place of the foregoing, ***(print the name)*** ______________________, as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

<u>THIS FORM MUST BE SIGNED AND DATED ABOVE.</u>

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at five (5).			N/A
2. To elect as Director, MICHAEL MCINNIS		N/A	
3. To elect as Director, JAMES ROBERTSON		N/A	
4. To elect as Director, ALVIN WILLIAM JACKSON		N/A	
5. To elect as Director, LOUIS G. MONTPELLIER		N/A	
6. To elect as Director, ROMAN FRIEDRICH		N/A	
7. To appoint PricewaterhouseCoopers LLP as auditors of the Company.		N/A	
8. To authorize the Directors to fix the Auditors' remuneration.			N/A
9. To pass an ordinary resolution of the disinterested shareholders, to approve the adoption of a new stock option plan, as more particularly described in the Company's information circular dated March 28, 2007.			N/A
10. To transact such other business as may properly come before the meeting or any adjournment thereof.			N/A

82-35017

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is, or both choices are, specified, by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will, and is hereby directed to, vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and for auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. **If no choice is, or both choices are, specified, the proxyholder appointed by you will, and is hereby directed to, vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and for auditors as identified in this Instrument of Proxy.**
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballet*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.
Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

RECEIVED
2007 APR 19 A 8:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC V6C 2T5

2007 ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular Form of Proxy and Notes Thereto Financial Statement Request Form
Place:	Suite 906 – 595 Howe Street Vancouver, British Columbia V6C 2T5
Time:	10:00 a.m.
Date:	Friday, April 27, 2007

GATEWAY GOLD CORP.

CORPORATE DATA

Head Office

906 – 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Directors and Officers

Michael D. McInnis – President, Chief Executive Officer & Director
Michael Paul Raftery – Secretary and Chief Financial Officer
James Robertson –Director
Alvin William Jackson – Director
Louis G. Montpellier – Director
Roman Friedrich – Director
Gerry D. Facciani – Director

Registrar and Transfer Agent

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Legal Counsel

Gowling Lafleur Henderson LLP
2300 – 1055 Dunsmuir Street
Vancouver, BC V7X 1J1

Auditor

PricewaterhouseCoopers LLP
7th Floor, 250 Howe Street
Vancouver, BC V6C 3S7

Listing

Toronto Stock Exchange
Symbol: "GTQ"

GATEWAY GOLD CORP.
906 – 595 Howe Street
Vancouver, BC V6C 2T5
(604) 801-6040

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Gateway Gold Corp. (hereinafter called the "Company") will be held at Suite 906 – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on Friday, the 27th day of April, 2007 at the hour of 10:00 in the forenoon (local time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2. To fix the number of directors at five;

3. To elect directors;

4. To appoint the auditors and to authorize the directors to fix their remuneration;

5. To consider and, if thought fit, to approve an ordinary resolution, of the disinterested shareholders, the adoption of a new stock option plan to replace the Company's current fixed number incentive stock option plan reserving for the grant of options of up to 20% of the issued and outstanding shares of the Company at the time of any stock option grant as more particularly described in the accompanying Information Circular; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's Information Circular, a form of Proxy and a Financial Statement Request Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 28th day of March, 2007.

BY ORDER OF THE BOARD

(signed) "Michael D. McInnis"
President, Chief Executive Officer and Director

82-35017

RECEIVED

2007 APR 19 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gateway Gold Corp.
906 – 595 Howe Street
Vancouver, British Columbia V6C 2T5

INFORMATION CIRCULAR
(Containing information as at March 28, 2007 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Gateway Gold Corp. (the "Company") for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Friday, April 27, 2007 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by PACIFIC CORPORATE TRUST COMPANY (the "Transfer Agent"), of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.** Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers' clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (ie. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.**

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBO's") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBO's"). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers who obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBO's. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO's. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form ("VIF") from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF's received from the Company's NOBO's and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF's they receive.

The Company's OBO's can expect to be contacted by ADP or their brokers or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. **Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED **IN FAVOUR** OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	32,706,170(1) common shares without par value

(1) As at March 28, 2007

Only shareholders of record at the close of business on March 28, 2007, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Geologic Resource Partners LLC	4,162,500(1)	12.7%

(1) As at the Record Date. Of these shares, 758,000 are held by GRI Holdings LLC. Geologic Resource Partners LLC ("Geologic"), an investment advisory firm, and GRI Holdings LLC are both controlled by George Ireland, the Chief Investment Officer of Geologic.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director (a "proposed director"), the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position, Province and Country of Residence[(1)]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[(1)]	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled[(2)]
MICHAEL MCINNIS President, Chief Executive Officer and Director **British Columbia, Canada**	President, Chief Executive Officer and Director of the Company since the Company's incorporation date; he previously served as Chairman for International Curator Resources Ltd. (now Canadian Gold Hunter Corp.) from May 1997 to September 2002 and has served as Chief Executive Officer, President and a director of Riverstone Resources Inc. since October 1996.	Since May 1, 2002	1,003,000
JAMES ROBERTSON[(3)] Director & Former Vice-President, Corporate Affairs **British Columbia, Canada**	President of Midas Management Inc., a company providing management and financial services to resource companies since 1982.	Since November 27, 2002	30,000
ALVIN WILLIAM JACKSON[(3)(5)] Director **British Columbia, Canada**	Professional Geologist; President and Director of EuroZinc Mining Corporation from April 1999 to July 4, 2005; and Chairman and Chief Executive Officer of Nordic Diamonds Ltd. since January 2002.	Since November 27, 2002	12,500
LOUIS G. MONTPELLIER[(4)(5)] Director **British Columbia, Canada**	Mining and corporate finance lawyer engaged in private practice since 1981.	Since November 27, 2002	140,000
ROMAN FRIEDRICH[(3)(4)] Director **British Columbia, Canada**	President, Roman Friedrich & Co., a financial consulting company, since 1997.	Since April 30, 2004	Nil

NOTES:

(1) The information as to the province or state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3) Denotes member of Audit Committee. Mr. Robertson is the Chair of the Audit Committee.
(4) Denotes member of Compensation Committee. Mr. Friedrich is the Chair of the Compensation Committee.
(5) Denotes member of Corporate Governance Committee. Mr. Montpellier is the Chair of the Corporate Governance Committee.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company's annual information form dated March 28, 2007 (the "AIF") with respect to the fiscal year ended December 31, 2006. The AIF is available for review by the public on the SEDAR website located at www.sedar.com "Company Profiles – Gateway Gold Corp.". Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

The Company currently has two Named Executive Officers, Michael McInnis, the President and CEO and Michael Raftery, the CFO and Secretary of the Company. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers from the date of incorporation to the financial year ended December 31, 2006.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*(1)	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option/SARs granted (#)*(2)	*Shares or Units Subject to Resale Restric-tions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Michael McInnis	2006	$132,000(3)	Nil	Nil	Nil/Nil	N/A	N/A	Nil
Chief Executive	2005	$102,000(4)	Nil	Nil	Nil/Nil	N/A	N/A	Nil
Officer and President	2004	$102,000(4)	Nil	Nil	325,000/Nil	N/A	N/A	Nil
Michael Raftery	2006	Nil	Nil	Nil	Nil/Nil	N/A	N/A	Nil
Chief Financial	2005	Nil	Nil	Nil	Nil/Nil	N/A	N/A	Nil
Officer and Secretary	2004	Nil	Nil	Nil	Nil/Nil	N/A	N/A	Nil

NOTES:

(1) Financial years ended December 31.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Effective March 1, 2006, the compensation paid during the fiscal year ended December 31, 2006, was paid pursuant to an Employment Agreement dated March 1, 2006 entered into between Mr. McInnis and the Company. See "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.
(4) A portion of the compensation paid during the fiscal year ended December 31, 2004 and all of the compensation paid during the fiscal year ended December 31, 2005, was paid pursuant to a Management Services Agreement entered into between Mr. McInnis and the Company on November 1, 2004. See "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

Long Term Incentive Plan Awards

A long-term incentive plan ("LTIP") is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2006.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2006.

Option Grants During The Most Recently Completed Financial Year

There were no stock options granted during the financial year ended December 31, 2006 to the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The following table sets forth details of all exercises of stock options during the last financial year and December 31, 2006, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Option/SARs at Financial Year-End (#)(1) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($)(2)(2) Exercisable/ Unexercisable*
Michael McInnis	N/A	N/A	865,000/Nil	$142,100N/A
Michael Raftery	N/A	N/A	125,000/Nil	$44,100/N/A

(1) As freestanding SARs have not been granted, the number of shares relate solely to the Company's options.
(2) Calculated using the closing price of common shares of the Company on the TSX on December 29, 2006, being the last trading day of the Company's shares for the financial year, of $0.84 per share, less the exercise price per share.

Option and SAR Repricings

No stock options held by the Named Executive Officers were repriced during the financial year ended December 31, 2006. The Company has not granted any freestanding SARs.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company's officers and key employees. The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

On March 1, 2006, the Company entered into an employment agreement ("Employment Agreement") with Mr. Michael McInnis, the President and Chief Executive Officer of the Company, which provides for a remuneration at the rate of $138,000 per annum and reimbursement for all reasonable travelling and other out of pocket expenses and administration costs properly incurred by Mr. McInnis. Mr. McInnis may terminate the Employment Agreement by giving three (3) months notice in writing to the Company and the Company may terminate the Employment Agreement in writing without cause and is obligated in lieu of notice to pay Mr. McInnis within five (5) days of such termination a payment equivalent to 12 months' salary plus one month for every completed year of service performed for the Company, inclusive of periods performed pursuant to McInnis' previous management services agreement with the Company pursuant to which Mr. McInnis was engaged as an independent contractor, providing services as president, chief executive officer, and office and field geological consulting and advisory services relating to the Company's mineral projects; to the Company (the "Notice Period"). Additionally, Mr. McInnis shall continue to receive any benefits in effect at the time of termination for the full duration of the Notice Period, or at Mr. McInnis' sole election, the cash equivalent either for the full Notice Period or any remaining portion thereof, and any outstanding stock options held by Mr. McInnis shall fully vest immediately and shall not expire until the earlier of the expiry date of the option. Under the terms of Mr. McInnis' previous management services agreement dated November 1, 2004 (the "Management Services Agreement") with the Company, the Company paid Mr. McInnis a monthly management fee of $8,500 which was subsequently increased to $11,500 ($138,000 per annum) and reimbursed Mr. McInnis for all reasonable direct costs, expenses and disbursements incurred by him on behalf of the Company, as well as any additional fees as may be payable by the Company for additional services provided by Mr. McInnis. The Management Services Agreement had a rolling three year term which is automatically extended for a further three years on each anniversary of the date of the agreement.

Other than provided for above and in this Information Circular, as at December 31, 2006, there are no employment contracts between the Company and any Named Executive Officer and the Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or any other termination of the Named Executive Officer's employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change of control.

Composition of the Compensation Committee

During the most recently completed financial year, the Company's Compensation Committee was comprised of three unrelated directors, Roman Friedrich (Chairman), Louis Montpellier and Archie Nesbitt. Mr. Nesbitt served as the Company's Chairman (non-Executive) during the most recently completed financial year and until his resignation on January 24, 2007. Neither of Messrs. Friedrich and Montpellier were officers or employees of the Company during the most recently completed financial year.

Report on Executive Compensation

The Company's principal goal is to create value for its shareholders. The Company's compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Company's executive compensation program is administered by the Compensation Committee (the "Committee") of the Board. The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company's long-term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders. Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base salary to be paid to the Chief Executive Officer, and former Chairman and a director. The Committee's recommendations for such base salaries are then submitted for approval by the Board of the Company.

Annual Bonus

Senior managers are eligible for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective. The Company paid no bonuses in 2006 or 2005.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Committee approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. See "Securities Authorized for Issuance under Equity Compensation Plans".

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in shares of the Company against the cumulative total return of the S&P/TSX Composite Index since the date of public trading (being June 17, 2003) until the fiscal year ended December 31, 2006.


COMPARISON OF CUMULATIVE SHAREHOLDER RETURN ON COMMON SHARES OF THE COMPANY AND THE S&P/TSX COMPOSITE INDEX
450
400
350
300
250
200
150
100
50
0
Jun. 2003
Dec. 2003
Dec. 2004
Dec. 2005
Dec. 2006
GTQ
TSX

	Jun. 2003	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006
GTQ	100	382	217	104	111
S&P/TSX Composite	100	117	133	160	183

Compensation of Directors

The Company does not compensate and no compensation was paid to directors in their capacities as directors of the Company or its subsidiaries, or in their capacity as members of a committee of the board of directors of the Company or its subsidiaries, during the Company's most recently completed financial year. Incentive stock options to certain of the Company's directors may be granted during the fiscal year, the details of which are set out in the following tables.

Option Grants in Last Fiscal year to Directors Who are Not Named Executive Officers

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2006:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Under Options Granted*	*% of Total Options Granted to Employees in Financial Year*[1]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)*	*Expiration Date*
Directors who are not Named Executive Officers (5)	150,000	17.75%	$1.40	$1.54//N/A	May 30, 2011

(1) Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2006, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*[1]	*Value of Unexercised In-the-Money Options at Financial Year-End ($)*[2] *Exercisable/ Unexercisable*
Directors who are not Named Executive Officers (5)	Nil	N/A	1,096,250/93,750	$173,950/Nil

(1) Of the exercisable options, 365,000 options are held by Blackfriars Investments Inc., a company wholly owned by James Robertson, a director of the Company.
(2) Value using the closing price of common shares of the Company on the Exchange on December 29, 2006, being the last trading day of the Company's shares for the financial year, of $0.84 per share, less the exercise price per share.

Other Compensation of Directors

During the most recently completed financial year, the following directors of the Company received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts:

1. Gowling Lafleur Henderson LLP, a law firm in which a director is a partner, received approximately $117,034 for professional services;

2. Midas Management Inc., a company in which James Robertson is President, received approximately $60,000 for administration services, all of which was paid pursuant to a Business Services Agreement (See "Management Contracts" for further details);

3. The Company paid or accrued $2,075 in consulting fees to parties related to directors.

4. Archie Nesbitt, former director and officer, received approximately $35,000 for professional services, all of which was paid to Archibald J. Nesbitt Professional Corporation ("AJN Prof. Corp."), a company majority owned by Mr. Archie Nesbitt, pursuant to a Financial Services Agreement entered into between the Company and AJN Prof. Corp. and dated November 1, 2004. (See "Management Contracts" for further details).

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule "A".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company's last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company's most recently completed financial year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	4,357,250	$1.53	181,956
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	4,357,250	$1.53	181,956

The Company currently has a "fixed" stock option plan (the "Plan") which was adopted on January 6, 2003.

On September 29, 2003, the shareholders of the Company approved an amendment to the Plan increasing the maximum number of shares issuable pursuant to such Plan from 1,439,000 common shares to 2,295,000 common shares and allowing shares reserved for insiders or granted to insiders with a 12-month period to exceed 10% of the issued shares of the Company. On April 30, 2004, the shareholders of the Company approved a further amendment to the Plan increasing the maximum number of shares issuable pursuant to such Plan from 2,295,000 to 3,591,943 common shares. On April 28, 2005 the shareholders of the Company approved a further amendment to the Plan replenishing 77,750 common shares which have been issued upon the exercise of options previously granted under the Plan and increasing the number of common shares available for issuance upon the exercise of options granted under such Plan by an additional 630,496 common shares so that an aggregate of 4,222,439 common shares are issuable under the Plan. On April 28, 2006 the shareholders of the Company approved a further amendment to the Plan replenishing 25,000 common shares which have been issued upon the exercise of options previously granted under the Plan and increasing the number of common shares available for issuance upon the exercise of options granted under such Plan by an additional 316,767 common shares so that an aggregate of 4,539,206 common shares are issuable under the Plan (representing 13.97% of the Company's issued and outstanding shares as at the Record Date).

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members. Pursuant to the Plan, the Board may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.

The Plan provides that:

(a) the number of optioned common shares granted to insiders during any 12-month period may exceed 10% of the issued shares of the Company;

(b) the number of optioned common shares granted to any one individual during any 12-month period may not exceed 5% of the issued shares of the Company;

(c) the number of optioned common shares granted to any one consultant during any 12-month period may not exceed 2% of the issued shares of the Company;

(d) the number of optioned common shares granted to all persons employed to provide investor relations activities (as a group) may not exceed 2% of the issued shares of the Company during any 12-month period;

in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time,

(e) only eligible participants, being directors, officers, consultants and employees of the Company or its subsidiaries, and employees of a person or company providing management or consulting services to the Company or its subsidiaries, will be entitled to receive options under the Plan;

(f) subject to section (g) below, upon ceasing to be an eligible optionee for any reason (other than death), such optionee has until the earlier of (i) the original expiry date; and (ii) 90 days from the date that such cessation occurs, to exercise his options, unless such optionee is engaged in investor relations activities and then such optionee has until the earlier of (i) the original expiry date; and (ii) 30 days from the date that such cessation occurs;

(g) if an eligible optionee ceases to be an optionee due to death, the options held by such optionee will be exercisable for a period of one year from the date of such death by such optionee's legal heirs or representatives;

(h) subject to the policies of the TSX, an option shall vest and may be exercised (in each case to the nearest full share) during the option period in the circumstance where the number of shares reserved for issuance by the board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding shares of the Company, in such manner as the board may determine;

(i) options are required to have an exercise price of not less than the closing price of the Company's shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the TSX;

(j) options may be exercisable for a period of time fixed by the Board of Directors, not to exceed a maximum period of up to 10 years, such period and any vesting schedule to be determined by the Board of Directors of the Company, and are non-assignable, except in certain circumstances;

(k) any stock options granted pursuant to the Plan that expire or terminate for any reason in accordance with the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of the Plan;

(l) the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within one year from the date of the optionee's death;

(m) subject to applicable TSX approval, the board of directors may, at any time, amend or revise the terms of the Plan, provided that such amendment or revision shall not alter the terms of any options theretofore granted under the Plan; and

(n) the exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

On March 26, 2006, the directors, subject to the necessary disinterested shareholder approval and regulatory acceptance, revoked the "fixed number" Plan and adopted, effective March 26, 2006, a new form of "evergreen/rolling maximum" incentive stock option plan (the "New Plan") which provides for the number of shares reserved for issuance under such plan to be equal to 20% of the issued and outstanding shares at the time of any stock option grant. See "Particulars of Matters to be Acted Upon – Replacement of Stock Option Plan".

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Michael Raftery, Chief Financial Officer of the Company, was a director and officer of Fourseas AsiaLink Corporation, a reporting non-trading company in British Columbia, which was the subject of a cease trade order in 1998 in British Columbia for failure to file audited financial statements. The majority shareholder and President returned to Hong Kong and the company ceased doing business in British Columbia.

Other than as noted above, none of the proposed directors (or any of their personal holding companies) of the Company:

(a) is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company, including the Company, that, while the person was acting in that capacity:

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of the proposed director nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On April 21, 2006, the Company completed a private placement on a brokered basis, of 4,000,000 special warrants issued at a price of $1.25 per special warrant. Gerald D. Facciani, director of the Company, purchased 20,000 special warrants. Each special warrant entitled the holder to acquire on deemed exercise of such special warrant, for no further consideration, a unit consisting of one common share of the Company (a "Share") and one-half of a share purchase warrant with each whole warrant (a "Warrant") entitling the holder to purchase an additional common share (a "Warrant Share") of the Company until April 21, 2007 at a price of $1.60. The special warrants were deemed exercised into Shares and Warrants on May 1, 2006.

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2005 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Pursuant to a financial services agreement dated November 1, 2004 (the "Financial Services Agreement") between the Company and Archibald J. Nesbitt Professional Corporation ("AJN Prof. Corp."), of Calgary, Alberta, a company majority owned by Mr. Archie Nesbitt, it was agreed that the Company would pay to AJN Prof. Corp. a monthly management fee of $5,000 and reimbursement for all reasonable travel and other out-of-pocket expenses and administrative costs for financial consulting services. The Financial Services Agreement was for an initial period of one year, commencing on November 1, 2004, and shall continue unless terminated by either party upon one month's written notice to the other party. During the period of January 1, 2006 to December 31, 2006, the Company was charged an aggregate of $35,000 for management fees and reimbursement of expenses under the Financial Services Agreement. On January 24, 2007, Mr. Archie Nesbitt elected to resign as director and Chairman and the Financial Services Agreement was terminated.

Pursuant to a business services agreement dated November 1, 2004 (the "Business Services Agreement") between the Company and Midas Management Inc. ("Midas"), of Vancouver, British Columbia, a company owned by Mr. James Robertson, it was agreed that the Company would pay to Midas a monthly management fee of $5,000 and reimbursement for all reasonable travel and other out-of-pocket expenses and administrative costs for business consultancy and administrative and management services, as well as any additional fees as may be payable by the Company for additional services provided by Midas. The Business Services Agreement has a rolling three year term which is automatically extended for a further three years on each anniversary of the date of the agreement. For the period of January 1, 2006 to December 31, 2006, the Company was charged an aggregate of $60,000 for administrative and management fees and reimbursement of expenses under the Business Services Agreement.

Otherwise, no management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Staley, Okada & Partners, Chartered Accountants, who were appointed as auditors at the Company's 2006 annual general meeting, merged with PricewaterhouseCoopers LLP on August 1, 2006. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company on November 27, 2002.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and executive officers may, however, be interested in the approval of the replacement of the Company's Stock Option Plan as detailed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Replacement of Stock Option Plan

The TSX policy permit security based compensation arrangements to allow for "evergreen/rolling maximum" stock option plans, being stock option plans that base the maximum number of common shares that may be issued pursuant to stock option exercises on an established percentage of the company's issued and outstanding share capital as at the date of grant of such stock option.

The Company currently has an incentive stock option plan in place (the "Current Plan") which provides for the granting of options to purchase common shares based on a maximum fixed number, currently an aggregate of 4,539,206 common shares of the Company (representing 13.9% of the Company's issued and outstanding share capital as at the date of this Information Circular). The Current Plan was adopted by the Shareholders on January 6, 2003, and amended on September 29, 2003, April 30, 2004, April 28, 2005 and April 28, 2006. See "Equity Compensation Plan Information" for details of the Current Plan. Under the Current Plan, as at the date of this Information Circular, an aggregate of 4,167,250 options (representing 12.74%) common shares of the Company remain outstanding and unexercised (the "Existing Options") and 181,956 (0.56%) are available for future grants. The Existing Options represent 12.74% of the Company's issued and outstanding share capital. At the meeting, disinterested shareholders will be asked to approve a resolution authorizing the replacement of the Current Plan.

Management of the Company and the Board has determined that it is in the best interests of the Company to replace its Current Plan with a rolling maximum stock option plan providing for the number of shares reserved for issuance under such plan to be equal to 20% of the Company's issued and outstanding share capital at the time of any stock option grant (the "New Plan"). The Existing Options which are outstanding under the Current Plan will be incorporated into the New Plan and will be governed by the New Plan except to the extent they are inconsistent with the New Plan in which case they will be governed by the stock option agreement evidencing their issuance.

The effect of the New Plan is that at any point in time the Company may have stock options outstanding for the purchase of up to 20% of the issued and outstanding share capital of the Company. As at the date of this Information Circular 20% of the Company's issued and outstanding share capital would be 6,541,234 common shares. Based on the issued share capital of the Company as at the date of this Information Circular, and provided shareholders approve the New Plan, as there are currently 4,167,250 options issued and outstanding, the Company's additional shares reserved for stock options under the New Plan would be 2,373,984 common shares as compared to 181,956 common shares under the Current Plan. Additional stock options may be granted as additional shares of the Company are issued.

Management of the Company and the Board considers the adoption of the New Plan to be in the Company's best interest as the New Plan is designed to give each option holder a parallel interest with the shareholders in preserving and maximizing shareholder value. In addition, it enables the Company to attract and retain qualified directors, officers and employees with experience and ability, and to reward these individuals for current and expected future performance.

The New Plan will incorporate the following terms and conditions:

1. only eligible persons, being directors, executive officers or employees of, and "consultants" (as defined in National Instrument 45-106 *Prospectus and Registration Exemptions* ("NI 45-106")) to, the Company or any of the Company's "related entities" (as defined in NI 45-106), will be entitled to receive options under the New Plan;

2. the maximum number of common shares of the Company which may be issued pursuant to stock options granted under the New Plan is 20% (on a non-diluted basis) of the issued and outstanding common shares of the Company at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase to the 20% level in the available number of common shares issuable under the New Plan, and any options that are terminated, cancelled or expired unexercised will make new grants available under the New Plan;

3. the exercise price of any options granted shall be determined by the Board of Directors and shall not be less than the volume weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the 5 trading days immediately prior to the date of grant (or, such other price required by the TSX) (calculated by dividing the total value by the total volume of securities traded for the relevant period) ("Market Price");

4. options may be exercisable for a period of time fixed by the Board of Directors, not to exceed a maximum of up to ten years (and may be adjusted to 10 days if the expiry date falls with a blackout period imposed by the Company), such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances;

5. any stock options granted pursuant to the New Plan, or currently outstanding under the Current Plan, which are subsequently exercised, will automatically be reloaded into the New Plan and available for future option grants;

6. the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the New Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire on the earlier of (i) ninety (90) days after the optionee ceases to be in a least one of these categories, unless amended by the board to provide a longer period; or (ii) the date the option expires in accordance with its terms; or (iii) the date provided for in any employment or consulting agreement between such optionee and the Company, however shareholder approval is required to be obtained should this cause options held by an optionee who is an insider of the Company to be extended beyond their original expiry. If an optionee ceases to be employed or retained by the Company for cause or if an optionee is removed from office as a director or becomes disqualified from being a director by law, any option or the unexercised portion thereof granted to such optionee shall terminate forthwith;

7. in the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or the balance of the option period, which ever is earlier;

8. options that expire during a period when the optionee is prohibited from trading the Company's securities (a "blackout period"), can be adjusted, without being subject to the approval of the Board of Directors or the shareholders of the Company, to take into account any blackout period imposed on the Optionee by the Company as follows:

   (i) if the expiry date falls within a blackout period imposed on the Optionee by the Company, then the expiry date is the close of business on the 10th business day after the end of such blackout period (the "Blackout Expiration Term"); or

   (ii) if the expiry date falls within two business days after the end of a blackout period imposed on the Optionee by the Company, then the expiry date is the date which is the Blackout Expiration Term reduced by the number of days between the original expiry date and the end of such blackout period. By way of example, Options whose expiry date is two business days after the end of the blackout period may be exercised for an additional eight business days;

9. Subject to the policies of the TSX, the Board of Directors may, at any time, without further action by its shareholders, amend the New Plan or any option granted thereunder in such respects as it may consider advisable and, it may do so to:

   (a) ensure that the Options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an Option has been granted may from time to time be resident or a citizen;

   (b) change vesting provisions of an option or the New Plan;

   (c) change termination provisions of an option provided, that the expiry date does not extend beyond the original expiry date;

   (d) reduce the exercise price of an option for a participant who is not an Insider, but in no case will it be lower than Market Price; and

   (e) make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an option or the New Plan is properly expressed.

10. specific disinterested shareholder approval is required to reduce the exercise price of an option for an optionee who is an insider;

11. the exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

The New Plan does not contain percentage limitations on insider participation and securities issued and issuable to insiders could exceed 10% of the issued and outstanding share capital within any one-year period. There are no stock appreciation rights (SAR) associated with options granted under the New Plan and there is no provision under the New Plan to transform stock options into stock appreciation rights. No financial assistance is or will be provided to participants in the New Plan by the Company to facilitate the purchase of common shares under the New Plan. The New Plan and the reloading provision thereunder must be approved and ratified by the shareholders of the Company every three years.

A copy of the New Plan, is available for viewing up to the date of the meeting at the Company's offices at Suite 906, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and at the meeting. In addition, a copy of the New Plan, will be mailed free of charge, to any holder of common shares who requests a copy from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

The approval of the New Plan requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting.

The New Plan is intended to provide the board of directors with the ability to issue options to provide the employees, consultants, officers and directors of the Company with long-term equity-based performance incentives which are a key component of the Company's executive compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value. Accordingly the Company's disinterested shareholders will be asked to approve the following ordinary resolution:

"RESOLVED, as an ordinary resolution of the disinterested shareholders, that:

1. the New Plan, replacing the existing stock option plan of the Company, as described in the Company's information circular dated March 28, 2007, be and is hereby approved, subject to the acceptance for filing thereof by the Toronto Stock Exchange;

2. the number of common shares of the Company reserved for issuance under the New Plan shall be no more than 20% of the Company's issued and outstanding share capital at the time of any stock option grant;

3. the Board of Directors of the Company be authorized to make any changes to the New Plan as may be required by the Toronto Stock Exchange;

4. any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing; and

5. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the New Plan is conditional upon receipt of final approval from the Toronto Stock Exchange and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable by the directors."

If approved by shareholders of the Company, the New Plan will take effect upon approval by the TSX.

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolution. Approval is by way of an ordinary resolution of the disinterested shareholders which must be passed by a majority of 50% plus 1 of the votes cast by disinterested shareholders entitled to vote who are represented in person or by proxy at the meeting who vote in respect of that resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com "Company Profiles – Gateway Gold Corp." and on the Company's website located at www.gatewaygold.com. The Company's financial information is provided in the Company's audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company's financial statements and related management discussion and analysis by contacting Gateway Gold Corp., at Suite 906 – 595 Howe Street, Vancouver, BC V6C 2T5, attention James Robertson, director, (Telephone: (604) 801-6040).

SCHEDULE "A"

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	*The Company's Approach*
1. Board of Directors – (a) Disclose identity of directors who are independent.	(a) The Company's five independent directors are James Robertson, Alvin Jackson, Louis Montpellier, and Roman Friedrich.
(b) Disclose identity of directors who are not independent and describe the basis for that determination.	(b) The Company's sole non-independent director is Michael McInnis. This director is non-independent insofar as he holds a senior executive position with the Company.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	(c) The board is composed of five independent directors and one non-independent director.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d) The following directors are presently also directors of the following other reporting issuers: • Michael McInnis: Canadian Gold Hunter Corp.; Niblack Mining Corp.; Redstar Gold Corp.; Firesteel Resources Inc.; Canasil Resources Inc.; Abacus Mining & Exploration Corp.; and Riverstone Resources Inc. • James Robertson: Riverstone Resources Inc.; Sennen Resources Ltd.; Primary Metals Inc.; GFM Resources Ltd.; and Playfair Mining Ltd. • Alvin Jackson: Nordic Diamonds Ltd.; Canasil Resources Inc.; Doublestar Resources Inc.; Riverstone Resources Inc.; Red Dragon Resources Corp.; and Aquila Resources Inc. • Roman Friedrich: StrataGold Corporation; GFM Resources Ltd.; Dreman/Claymore Dividend & Income Fund; Adjustable Rate MBS Trust; Canadian Financial Income Trust; Canadian Fundamental 100 Income Fund; and Canadian Financial Dividend and Income Fund.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	(e) The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director,	(f) During the financial year ended December 31, 2006 and until his resignation on January 24, 2007, the board had an independent director as the chair of the board, Archie Nesbitt. The board does not presently have an independent

Corporate Governance Disclosure Requirement	*The Company's Approach*
and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	director as the chair of the board. Michael McInnis, the Company's President and CEO, now, generally chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year	(g) The Company has held 6 board meetings (5 in 2006 and 1 in 2007) since the beginning of its most recently completed financial year. The attendance record for its six directors is: Michael McInnis (5/6), James Robertson (6/6), Alvin Jackson (6/6), Louis Montpellier (6/6) Roman Friedrich (6/6), and Gerry Facciani (2/3).
2. Board Mandate –	
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The board assumes responsibility for stewardship of the corporation, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct. The board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts. The board of directors and senior management is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The CEO is responsible for and has developed a long-term strategic plan for the Company. The board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Corporate Governance Committee is responsible for senior executive recruitment and the Compensation Committee is responsible for senior executive compensation. The board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to the Corporate Governance Committee to furnish recommendations respecting corporate objectives and long-term strategic plans and to management with respect to annual operating plans. The board appoints senior management. As the Company has grown it has seen that management has also grown, mitigating risk with respect to succession planning. At this time three executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO. The board approves all of the Company's major communications, including annual and quarterly reports and press releases. Project budgets are brought before the board for approval on a regular basis. The board's direction with respect to these budgets are communicated back to project staff.

Corporate Governance Disclosure Requirement	*The Company's Approach*
	The board as a whole, is involved in developing the Company's approach to corporate governance. The number of scheduled board meetings varies with circumstances but a minimum of four meetings are held annually. In addition, special meetings are called as necessary. The acting Chairman establishes the agenda at each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the board are distributed to directors in time for review prior to each meeting. Board members have full and free access to senior management and employees of the Company.
3. Position Description – (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position. (b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	(a) The board has not developed written position descriptions for the chair and the chair of each board committee. The chair of the Audit Committee has a clear mandate from the board to carry out his responsibilities. (b) The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.
4. Orientation and Continuing Education – (a) Briefly describe what measures the board takes to orient new directors regarding i. The role of the board, its committees and its directors, and ii. The nature and operation of the issuer's business (b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	(a) The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. (b) The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.
5. Ethical Business Conduct – (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: i. Disclose how a person or company may obtain a copy of the code;	(a) The board has not adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Company.

Corporate Governance Disclosure Requirement	*The Company's Approach*
ii. Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and iii. Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	
(b) Describe any steps the board dates to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	(b) Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. A thorough discussion of the documentation related to a material transaction is required for review by the board, particularly independent directors.
(c) Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.	(c) The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct.
6. Nomination of Directors -	
(a) Describe the process by which the board identifies new candidates for board nomination	(a) The board does not currently have a nomination committee. All of the Company's directors are involved in the search for new directors. The board identifies candidates for nomination as directors through individuals known to the members of the board or recommended through individuals known to the members of the board. At the present time, the board does not and has not required the assistance of an executive search firm for the identification of candidates for nomination as directors; however, the board will consider using such a service if further assistance was deemed necessary.
(b) Disclose whether or not the board has a nominating committee composted entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	(b) The board does not currently have a nominating committee. To encourage an objective nomination process, the board in considering potential nominees, takes into account the current composition of the board, the ability of the individual candidate to contribute to the effective management of the Company, the ability of the individual to contribute sufficient time and resources to the board, the current and future needs of the Company, the individual's direct experience in the mining industry, the individuals direct experience with public companies, the individual's skills and knowledge and the skills and knowledge of existing members of the board. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c) The board does not have a nominating committee at the present time.

Corporate Governance Disclosure Requirement	*The Company's Approach*
7. Compensation –	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers	(a) The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors' compensation is in the form of stock options. The Company's compensation committee reviews the amounts and effectiveness of stock option compensation.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The board has a Compensation Committee composed of two independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) The Compensation Committee's primary responsibility is to make recommendations for approval by the board of directors on developing the Company's approach to corporate governance issues, proposing board of directors new nominees to the Board of Directors and assessing directors and management on an ongoing basis with respect to their appointment and remuneration. The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans. The Compensation Committee meets as required to review and set remuneration.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	(d) The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company's most recently completed financial year.
8. Other Board Committees – If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.	In addition to the Audit Committee and the Compensation Committee, the Company has a Corporate Governance Committee which is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the board and shareholders of the Company that the Company's corporate governance system is effective in the discharge of its obligations to the Company's stakeholders.
9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.	The Audit Committee, as part of their annual review, assesses the effectiveness of the board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the board and management and reviews whether management is following the mandated strategic direction as set out in the board's direction and management milestones. The board assesses the CEO's effectiveness in attaining the Company's corporate objectives, budgets and milestones. Management and directors communicate with shareholders on

Corporate Governance Disclosure Requirement	*The Company's Approach*
	an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.

GATEWAY GOLD CORP.
906 – 595 Howe Street
Vancouver, BC V6C 2T5
(604) 801-6040

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Gateway Gold Corp. (hereinafter called the "Company") will be held at Suite 906 – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on Friday, the 27th day of April, 2007 at the hour of 10:00 in the forenoon (local time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2. To fix the number of directors at five;

3. To elect directors;

4. To appoint the auditors and to authorize the directors to fix their remuneration;

5. To consider and, if thought fit, to approve an ordinary resolution, of the disinterested shareholders, the adoption of a new stock option plan to replace the Company's current fixed number incentive stock option plan reserving for the grant of options of up to 20% of the issued and outstanding shares of the Company at the time of any stock option grant as more particularly described in the accompanying Information Circular; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's Information Circular, a form of Proxy and a Financial Statement Request Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 28th day of March, 2007.

BY ORDER OF THE BOARD

(signed) "Michael D. McInnis"
President, Chief Executive Officer and Director

GATEWAY GOLD CORP.
(the "Company")

Request for Annual and/or Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Corporation's annual financial statements and related MD&A, interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to

Gateway Gold Corp.
Electronic Data Filing Inc.
822 – 470 Granville Street
Vancouver, BC
V6C 1V5

The undersigned Securityholder hereby elects to receive:

☐ Interim Financial Statements for the first quarter ended March 31, 2007, second quarter ended June 30, 2007 and third quarter ended September 30, 2007 and the related MD&A;

☐ Annual Financial Statements for the fiscal year ended December 31, 2007 and related MD&A; or

☐ BOTH – Interim Financial Statements and MD&A and the Annual Financial Statements and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name: ______________________________

Address: ______________________________

____

Postal Code: ______________________________

I confirm that I am a **registered/beneficial (circle one) shareholder** of the Company.

Signature of
Securityholder: ______________________ Date: ______________

CUSIP 36761P 107

V29190\VAN_LAW\ 291248\1

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

February 14, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**GATEWAY GOLD CORP**
Meeting Type:	Annual General Meeting
ISIN:	CA36761P1071
Meeting Date:	April 27, 2007
Record Date for Notice:	March 28, 2007
Record Date for Voting:	March 28, 2007
Beneficial Ownership Determination Date:	March 28, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7862GTQ_1.pdf

END